Exhibit 99.3

Kingsoft Cloud Holdings Limited 金山云控股有限公司 Incorporated in the Cayman Islands with limited liability Stock Code: NASDAQ: KC; HKEX: 3896 Environmental, Social and Governance Report 2023

Contents Business Ethics 16 Intellectual Property Management 17 Integrity 21 About the Report 02 Statement from the Chairman 03 About Kingsoft Cloud 04 Corporate Governance 08 ESG Strategy 11 Green Development 46 Addressing Climate Change 47 Green Data Center 49 Low-carbon Office 54 GHG Emissions Inventory 56 Environmental Statistics 57 Responsible Operations 24 Product and Service Excellence 25 Data Security and Privacy Protection 30 Driving Technology Innovation 34 Sustainable Supply Chain 58 Supplier Management Requirements 59 Supplier Full Lifecycle Management 59 Responsible Procurement 61 Supplier Capacity Building 62 Prioritizing Talent Development 36 Creating a Happy Workplace 37 Supporting Employee Development 41 Human Resources Statistics 45 Fulfilling the Corporate Responsibility 63 Cloud for Good 64 Public Welfare and Charity 65 Appendix 66

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 02 The report is released by Kingsoft Cloud Holdings Limited (hereinafter referred to as “Kingsoft Cloud”, the “Company”, or “We”), aiming to present, on an objective and fair basis, the environmental, social and governance (hereinafter referred to as “ESG”) performance and practices of the Kingsoft Cloud, Kingsoft Cloud’s subsidiaries, variable interest entities and subsidiaries of variable interest entities in 2023. It is recommended to read the section on corporate governance in conjunction with the Corporate Governance Report in the 2023 Annual Report. REFERENCES The report is prepared in accordance with the Environmental, Social and Governance Reporting Guide (hereinafter referred to as the “ESG Reporting Guide”) set out in Appendix C2 to the Main Board Listing Rules on the Stock Exchange of Hong Kong Limited (hereinafter referred to as the “Stock Exchange”). The report also leverages reporting frameworks and standards such as the National Association of Securities Dealers Automated Quotations (NASDAQ) ESG Reporting Guideline 2.0, the Global Reporting Initiative Standards (GRI Standards), and the United Nations Sustainable Development Goals (UN SDGs), Sustainability Accounting Standards – Software & IT Services issued by Sustainability Accounting Standards Board (SASB), aiming to systematically reflect Kingsoft Cloud’s performance in all relevant aspects and respond to the concerns of various stakeholders. About the Report REPORTING PRINCIPLES In preparing this ESG report, the principles of “Materiality”, “Quantitative”, “Balance”, and “Consistency” are applied to define the content of the report and how the information is presented. Materiality: During the preparation of this report, the Company has identified the main stakeholders and key ESG issues of their concern and made targeted disclosure according to their relative materiality. For more information on materiality assessment, please refer to the sections “Stakeholder Communication” and “Materiality Analysis” below. Quantitative: This report adopts quantitative information to disclose the key performance indicators (“KPI”) in the environmental and social aspects. The measurement standards, methods, hypothesis and/or calculation tools, and the source of conversion coefficient used for the KPIs are explained in their respective paragraphs. Balance: This report objectively discloses both positive and negative information, ensuring that the content reflects our sustainable development performance within the given time frame without bias. Consistency: The data disclosed in this report adopts the statistical method consistent with previous years, with individual changes explained to ensure consistency. REPORTING SCOPE This report covers the period from 1 January to 31 December 2023 (hereinafter referred to as “the reporting period”, “this year” or “2023”). This may, however, includes certain information beyond this period for the comparability and completeness of this report. The sources of information and data used in this report include public data from governmental departments, statistical data in the course of Kingsoft Cloud’s operations, internal company documents and statistical reports. ACCESS TO THE REPORT This report can be accessed and downloaded on our Investor Relations website (https://ir.ksyun.com/esg) or the website of the Stock Exchange (www.hkex.com.hk). We welcome comments or suggestions related to the ESG management of Kingsoft Cloud, and please contact us at ksc-ir@kingsoft.com for any questions or comments that arise. The report is available in Chinese and English versions. Should there be any discrepancy between the Chinese and English versions, the Chinese version shall prevail.

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 03 In this fast-changing era, Kingsoft Cloud continues to explore the best practices of integrating social responsibility and business value in response to changes in domestic and international policies, social environments, and the expectations of various stakeholders. Leveraging our technological advantages, we incorporate the concept of sustainable development into our business in a more systematic way, and actively take actions to implement practices of low-carbon sustainable development and facilitate low-carbon transformation within the industry. We continuously enhance our corporate governance capabilities. Kingsoft Cloud actively responds to national development strategies, constantly optimizes the ESG governance structure and system, and integrates ESG into business operations and daily management. We continue to promote the diversity and independence of our Board of Directors, maintain close communication with various stakeholders, and actively respond to their expectations. We focus on ESG-related risks and opportunities, steadily driving the Company’s sustainable development with a more mature governance system. We consistently promote business ethics. In 2023, we implemented various measures to firmly uphold ethical boundaries in business. We conducted the company-wide audit of business ethics, strengthened integrity controls in key risk areas and risk groups, carried out the annual departmental integrity inspections and interviews, and strengthened the cultivation of business ethics awareness among executives and employees through a variety of activities and training. In addition, we continue to improve our intellectual property management system by respecting and safeguarding both our intellectual property rights and those of third parties, and to work with industry peers to jointly create a favorable ecosystem for innovation. We regard innovation as our core driving force. Upholding the principle of “building success based on technology and innovation”, we are committed to providing customers with high-quality and efficient cloud products and services. In 2023, we have launched the new artificial intelligence product and technology development strategy, to continuously strengthen the Company’s core competitiveness in the fields of big data, artificial intelligence, and other areas. As a leading cloud service provider, we continue to accelerate technological innovation and deliver excellent products and services to our customers, while focusing on safeguarding data security and customer privacy, so as to make cutting-edge technology serve the society in a safer way. We recognize talents as our most valuable asset. Focusing on every dimension of employee well-being, we constantly optimize the compensation management system and the performance incentive policy, and actively construct a fair and effective promotion and development system to ensure that every employee shares in the fruits of corporate development based on their contributions. In 2023, we initiated the Wuhan Talent Strategy, started to establish the construction of the Kingsoft Cloud Wuhan R&D Center, set up the Kingsoft Cloud Star Academy with the R&D Center as the main body, and created the Kingsoft Cloud Star Campus, which lays a solid foundation for individuals to pursue high-quality employment and career development while cultivating promising technical talents for the construction of Digital China and the development of cloud computing industry. We adhere to the green and low-carbon operation model. By means of green technologies and equipment, green operation and maintenance management, we continue to promote the green and efficient development of data centers in the planning, design, operation and other stages. All self-built data centers achieved the energy consumption targets for 2023. In addition, we vigorously promote paperless offices, continuously improve the efficiency of energy and resource management in the office area, and successfully achieve the 2023 environmental objectives for the office area, fully demonstrating Kingsoft Cloud’s commitment to environmental protection concepts of green office and low-carbon operation. We uphold the business philosophy of win-win cooperation. We continuously improve our supplier lifecycle management approach, provide targeted resources and assistance to empower suppliers in ESG construction. Together with upstream and downstream suppliers, we build a fair, honest, transparent and prosperous business environment. This year, we improved the supplier visit management by further expanding its scope, comprehensively promoting the construction of supply chain integrity system. We never forget our initial commitment to giving back to the society. We always pay attention to the field of public service, leveraging Kingsoft Cloud’s technological and business advantages in cloud computing, big data and artificial intelligence to collaborate with local governments in healthcare, digital governance and other fields, and assist in the digital transformation of public services. Additionally, we actively participate in various public welfare and charity programs initiated by Kingsoft Foundation to express our gratitude to society through practical actions. Greatness comes from dreams, and growth comes from persistence in dreams. Kingsoft Cloud always believes that the dream of “being our customers’ most trusted cloud partner and creating a digital future together” will eventually come true. This dream carries our “cloud-based” product and service ecosystem, bears witness to our commitment to integrity and ethics, and will lead us to the brilliant and innovative future of the industry! Mr. Jun LEI April 30, 2024 Statement from the Chairman

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 04 COMPANY OVERVIEW Founded in 2012, Kingsoft Cloud Holdings Limited is the leading independent cloud service provider in China, listed on NASDAQ in the United States in 2020, and completing the dual primary listing on the Main Board of the Hong Kong Stock Exchange in 2022. Kingsoft Cloud adheres to the principle of “building success based on technology and innovation”, and gradually builds a complete cloud computing infrastructure and operation system. By seamlessly combining advanced technologies such as big data, artificial intelligence, offers more than 150 solutions that carter to various industries including the Internet, public services, digital health, financial services and other fields, cumulatively providing high-quality cloud services to nearly 500 high-quality customers. About Kingsoft Cloud As an independently operated and business-independent professional cloud service company, Kingsoft Cloud is committed to providing high-quality cloud solutions for enterprises and organizations in various industries, relying on Kingsoft Group’s 35 years of enterprise-class services experience of Kingsoft Group. We have built a comprehensive and reliable cloud platform that includes extensive cloud infrastructure, advanced cloud-native products, industry vertical solutions and end-to-end service and delivery capabilities. Kingsoft Cloud has deeply laid out the cloud computing track, exploring the depth and breadth of the cloud industry with continuous agile technology evolution and deep enterprise service experience. We have been ramping up our core technologies, precisely focusing on fast-growing vertical fields such as the Internet, public services, healthcare, gaming, financial services, artificial intelligence, energy vehicles, and working with the industry to reach a new stage of digitization. For more than a decade, Kingsoft Cloud has been committed to building an end-to-end cloud ecosystem with its partners in multiple dimensions, such as joint innovation, joint expansion, and business opportunity sharing, in order to build a high-quality, sustainable, and win-win Internet ecosystem. In the future, Kingsoft Cloud will continue to consolidate its market position in strategically selected vertical industries, invest in infrastructure and technology, and strengthen cooperation with business partners so that we can bring the value of cloud computing to the world. Total revenue of RMB 7billion in 2023 Offers more than 150 solutions Cumulatively providing high-quality cloud services to nearly 500 high-quality customers

About the Report | Statement from the Chairman | About Kingsoft Cloud | Corporate Governance | ESG Strategy | Business Ethics | Responsible Operations | Prioritizing Talent Development | Green Development | Sustainable Supply Chain | Fulfilling the Corporate Responsibility | Appendix
2023 ESG Report | 05

HONORS & RECOGNITIONS

Kingsoft Cloud

April 2023
- Included in the list of "Beijing Enterprises of Integrity"

May 2023
- MSCI ESG Rating upgraded to A

June 2023
- Included in the first issue of S&P Global's *Sustainability Yearbook (China Edition)*

July 2023
- Selected as a member of "Beijing General Artificial Intelligence Industry Innovation Partnership Program"
- Awarded the "Trusted Cloud Technology Best Practice Award" by the China Academy of Information and Communications Technology (CAICT)
- The "Industry DaaS Platform Project" passed the Level 2 Capability Maturity Assessment of the *Integration of Development and Operation (DevOps) Capability Maturity Model Part 4: Technology Operation* by CAICT

October 2023
- Passed the Level 3 Capability Maturity Assessment of *DevOps Capability Maturity Model Part 3: Continuous Delivery* by CICTA

November 2023
- Awarded the "Top 50 2023 China Intelligent Enterprise" by Dark Horse
- Awarded the "WISE 2023 Future Business King" by 36 Kr as the "Enterprise of the Year in the Field of Artificial Intelligence"

December 2023
- Passed the annual assessment of National Intellectual Property Advantageous Enterprise
- Awarded "Best Hong Kong Stock Connect Company" by Wisemen Financial Technologies Services (HK) Ltd.
- Awarded the "2023 Excellent Digital Innovation Enterprise" by *Economic Observer*
- "Kingsoft Cloud-Chibi Smart City Project" was awarded the "2023 Best Smart City Solution" by *China Internet Weekly*.
- Won the "2023 Most Innovative AI Solution" award jointly issued by China Internet Weekly and the Informatization Research Center of the Chinese Academy of Social Sciences (CIS)

January 2024
- Awarded the "2023 Employer of the Year for Recruitment Experience" by ACMcoder of CIIC Guiyang Human Capital Technologies, Ltd.
- Awarded the "Best ESG Rookie Award" in the 7th China Excellence IR by International Roadshow Center (IRSC)

Camelot[1]

April 2023

Awarded "Top 100 Innovative Enterprises", "Brand Power – Influential Enterprise of the Year", "Top 10 Innovative Enterprises (IT Service Industry)" by Brand Power Economic Forum

September 2023

Obtained the global software high-level certification – CMMI Level 5 Certification for the third time

[1] Camelot Employee Scheme Inc., which was acquired in September 2021 by Kingsoft Cloud.

About the Report | Statement from the Chairman | About Kingsoft Cloud | Corporate Governance | ESG Strategy | Business Ethics | Responsible Operations | Prioritizing Talent Development | Green Development | Sustainable Supply Chain | Fulfilling the Corporate Responsibility | Appendix

2023 ESG Report | 06

ESG PERFORMANCE HIGHLIGHTS IN 2023

Business Ethics and Innovation

By the end of 2023

Accumulated **904** granted patents worldwide

Including **753** invention patents

150 design patents

1 utility model patent

A total of **513** computer software copyright registrations

Passed the annual assessment of **National Intellectual Property Advantageous Enterprise**

Served as **chairman company of the Internet Intellectual Property Opening and Cooperation Alliance**

Zero concluded corruption lawsuit against the Company or its employees

Responsible Operations

Offered customer services **50,462** times

Achieved a response rate of **98.90%** within 90 seconds

A resolution rate of **94.73%** within 30 minutes

A customer satisfaction of **97.43%**

100% pass rate of operation and maintenance (O&M) safety related assessment for frontline O&M personnel

Set up the Working Group on Algorithm Security to manage and coordinate algorithmic security work in an integrated manner

Obtained the Data Protection Trustmark **(DPTM) Certificate** from the Infocomm Media Development Authority of Singapore (IMDA)

Prioritizing Talent Development

As of December 31, 2023, the proportion of female employees in executive management reached **20.93%**, and female employees accounted for **34.02%** of the total employees in the Company



Launched the **Wuhan Talent Strategy**, created Kingsoft Cloud Star Campus, and built Wuhan Research and Development Center

Launched the **"Qingyun Project"** to promote the leadership development of young employees and strengthen the Company's talent pool

About the Report | Statement from the Chairman | About Kingsoft Cloud | Corporate Governance | ESG Strategy | Business Ethics | Responsible Operations | Prioritizing Talent Development | Green Development | Sustainable Supply Chain | Fulfilling the Corporate Responsibility | Appendix
2023 ESG Report | 07

ESG PERFORMANCE HIGHLIGHTS IN 2023

Green Development

The average annual PUE[2] value of Beijing Yizhuang Data Center achieved **1.362**, average annual WUE[3] value achieved **1.98**, which both meet the 2023 targets

The average annual PUE value of Tianjin Yixianyuan Data Center achieved **1.379**, average annual WUE value achieved **2.01**, which both meet the 2023 targets

Withdrew part of the UPS[4] system running at low load, saving more than **1 million** kWh of electricity annually

Sustainable Supply Chain

The percentage of suppliers that comply with the relevant management policies of suppliers accounted for **100%**

Visited more than 30 supplier companies to inspect and monitor suppliers' integrity compliance

Fulfilling the Corporate Responsibility

Launched the "Smart Chibi" Project, assisting the Chibi Municipal Government to carry out the construction of smart city and promoting the digital transformation of Chibi's public services

Assisted the Jiangsu Provincial Government in completing the first phase of construction of the Jiangsu Image Cloud, saving an estimated annual medical image cost of approximately RMB **2.4 billion**

Participated in education donation and other public welfare projects initiated by Kingsoft Foundation

2 PUE: Power Usage Effectiveness.
3 WUE: Water Usage Effectiveness.
4 UPS: Uninterruptible Power Supply.

Corporate Governance Kingsoft Cloud carries out high-standard corporate governance, strictly complies with the Company Law of the People’s Republic of China, the U.S. Securities Exchange Act , and the Main Board Listing Rules of the Stock Exchange of Hong Kong Limited and other relevant laws and regulations. We continuously optimize our corporate governance system, improve internal controls, and actively create a good internal and external governance environment, to effectively safeguard the long-term interests of all our shareholders, and promote the healthy and stable development of the Company. 01 About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 08

GOVERNANCE STRUCTURE The Board of Directors (hereinafter “the Board”) determines the Company’s strategic direction and overall strategy measures, supervise the Company’s operations and financial performance, and ensures the establishment of a thorough internal control and risk management system. The Board subordinates the Audit Committee, the Compensation Committee, the Nomination Committee, and the Corporate Governance Committee to oversee specific issues. The Corporate Governance Committee of the Board supervises ESG-related matters, such as business ethics, product and service quality, privacy and data security, climate change, etc. The information related to ESG governance will be detailed in the “ESG Strategy” section of this report. The terms of reference of the specialized committees of the Board, the background of the Directors and more detailed information related to Kingsoft Cloud’s corporate governance are published on the Company website. BOARD INDEPENDENCE AND DIVERSITY The Board consists of seven Directors, including two executive Directors, two non-executive Directors and three independent non-executive Directors. The number of independent non-executive Directors accounts for more than one-third of the total number of Board members, fully playing to a balancing role to safeguard the interests of shareholders and the Company. The chairman and members of the Nomination Committee, the Audit Committee and the Compensation Committee are all non-executive Directors and independent non-executive Directors. We think that the Board diversity brings different perspectives and professional experiences for the development of the Company, further improving the decision-making ability of the Company. We clearly state in Board Diversity Policy that the selection of Director candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, industry experience, technical capabilities, professional qualifications and skills, knowledge, length of service, etc. The Nomination Committee of the Company annually evaluates the composition of the Board from the aspects of the independence, knowledge, skills and experience of the Board members, contributing the best candidates in accordance with the principle of diversity. The Committee believes that the current composition of the Board meets the needs of the Company’s business development with balanced and diversified skills and experience. At present, the Board includes one female Director. Directors of the Board have a balanced mix of knowledge and skills, including corporate management and strategic development, finance, accounting and risk management, obtained degrees in various areas, such as computer science, chemistry, electronic engineering, business administration and economics, and have rich experience in various industries, including TMT5, consumer products, technical services, and financing. 5 TMT refers to Telecommunications, Media, Technology. About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 09 Board of Directors Corporate Governance Committee Nomination Committee Compensation Committee Audit Committee

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 10 RISK MANAGEMENT AND INTERNAL CONTROL The Board of Kingsoft Cloud is responsible for evaluating and determining the nature and extent of risks that the Company is willing to take in achieving the Company’s strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems. The Board oversees management in the design, implementation and monitoring of the risk management and internal control systems and is responsible for reviewing the effectiveness of the systems. The Company follows the management process of “planning and communication, problem identification, reporting and supervision, rectification and improvement” to establish and maintain an internal control and supervision system that is in line with the development strategy and business policy, so as to provide a strong guarantee for the implementation of strategy and risk management. The Internal Audit and Internal Control Department of the Company integrates auditing work into the management processes, aiming to identify weak points, detect problems in a timely manner, and achieves the purpose of improving the fundamental management practices; carries out risk assessment work on a regular basis to promptly identify major risks in the course of the Company’s operation and adopts appropriate risk management measures; continuously maintains the validity and appropriateness of the Company’s institutional system by designing an evaluation system for the system to be issued, regularly assessing the results of its implementation, and maintaining and updating the system as needed. Risk management and internal control processes: Risk Identification & Assessment To identify internal and external matters that affect the achievement of the Company’s objectives, analyze risks and opportunities, assess the likelihood of occurrence and degree of impact of risks with respect to the identified risk factors, and reasonably determine risk response strategies; Business control To take a series of measures and procedures based on the results of the risk assessment, including segregation of authority and responsibility, risk authorization systems, adequate documentation and records, asset security, independent verification, and appropriate segregation of duties to keep risks within acceptable levels; Information & Communication To identify and gather the relevant information from within and outside the Company, and transmit it to relevant personnel in a timely manner; Monitoring To supervise and inspect t h e e s t a b l i s h m e n t a n d i m p l e m e n t a t i o n o f t h e Company’s internal controls, evaluate the effectiveness of internal controls, identify internal control deficiencies, and making continuous improvements. We have engaged an independent consulting firm to assist us in evaluating the effectiveness of the design and implementation of internal controls and making timely improvements to the identified issues to enhance the overall level of risk management and internal controls.

ESG Strategy 02 About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 11

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 12 The Board of Kingsoft Cloud is the highest decision-making body for ESG governance and fully accountable for the Company’s ESG strategy and reporting. The Corporate Governance Committee of the Board oversees and makes recommendations on the management of ESG matters. With reference to the results of materiality analysis on ESG issues, Kingsoft Cloud develops ESG strategies before integrating them into the Company’s operation. The Board participates in the evaluation, prioritization, and management of important ESG issues. For detailed information on the specific evaluation process and results of ESG issues, please refer to the “Stakeholder Communication” and “Materiality Analysis” sections of this report. This year, the Company actively conducted work on important ESG issues related to privacy and data security, employee development and training, product and service stability and quality, etc., and the progress and results of the work on the corresponding key ESG issues have been described at the appropriate places in this report. STATEMENT OF THE BOARD During the reporting period, the Company has established environmental management targets, and the Board has reviewed and discussed the establishment of the targets and examined the achievement of the environmental targets to continuously promote ESG management. For details of the review of the targets, please refer to the section “Green Development” section in this report. This report discloses in detail the progress and effectiveness of the Company’s ESG work in 2023, which has been reviewed and approved by the Board on April 30, 2024. Kingsoft Cloud highly values the significant impact of ESG-related risks and opportunities and incorporates ESG risks into the risk management system. The Board participates in the assessment of ESG-related risks and opportunities, and continuously monitors the implementation of ESG risk management policies to ensure that the internal control system effectively identifies, manages and reduces ESG risks associated with business operations. This year, the Company conducted risk identification, assessment, and management work on ESG issues such as information technology, human resources, legal & compliance, climate change, etc.

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 13 ESG GOVERNANCE FRAMEWORK In order to better integrate the concept of sustainable development into the Company’s overall strategy, we have incorporated ESG objectives and achievements, such as business ethics and information security, into the CFO’s objectives and key results (OKRs), and realized the linkage between executive compensation and sustainability performance. In addition, the Company issued the Kingsoft Cloud Compensation Recoupment Policy , which applies to, but is not limited to, the CEO, CFO, and Finance Director. The policy clearly stipulates that if material errors are found in the financial reports and the financial restatement are made as a result, the Company will recover from the relevant persons the excess amount of erroneously awarded compensation (including cash and equity) obtained on the basis of the materially incorrect financial reports. The formulation of this policy helps to raise employees’ awareness of risk and responsibility, reduce the Company’s legal risks and protect shareholders’ rights and interests. Kingsoft Cloud has established a comprehensive and complete ESG governance structure and management system to promote ESG governance and performance at three levels: governance, management and executive levels, and improve the Company’s overall sustainable development performance. Governance level Management level Executive level The Board The Board of Kingsoft Cloud is the highest decision-making body for ESG governance and fully accountable for the Company’s ESG strategy and reporting. The Corporate Governance Committee of the Board oversees and makes recommendations on the management of ESG matters. ESG related departments All ESG related departments are responsible for implementing ESG management strategy, and regularly reporting ESG action plans and work progress to the Corporate Governance Committee and management. The Chief Executive Officer (hereinafter “CEO”) office6 The CEO office is responsible for assisting the Corporate Governance Committee to make overall decisions on Kingsoft Cloud ESG matters, guide and supervise the implementation of ESG work in ESG related departments, comprehensively promote the effective implementation of Kingsoft Cloud ESG strategies and actions; and manage communication with stakeholders on ESG matters. 6 The CEO Office includes senior executives responsible for operation, finance, organizational human resources, etc. We have incorporated ESG objectives and achievements, into the CFO’s objectives and key results Kingsoft Cloud issued the Kingsoft Cloud Compensation Recoupment Policy

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 14 STAKEHOLDER COMMUNICATION Based on business and operational characteristics, industry dynamics and external socio-economic macro environment, we identify stakeholders including regulatory bodies, shareholders and other investors, employees, and clients, etc. Kingsoft Cloud regularly communicates with stakeholders through effective communication mechanisms and multiple communication channels, responds to the concerns and expectations of all parties in a timely manner, and constantly improves and updates the Company’s business and ESG strategies and practices. During the year, the main communications between the Company and stakeholders are as follows: Clients Shareholders and other investors Employees Government and regulatory bodies Suppliers and other business partners Media, NGOs and industry associations Public and community Stakeholders Issues of Concern Communication Channels  Privacy and data security  Product stability and quality  Quality service  Technology innovation  Reasonable product and service costs  Company official website  Product launch  Satisfaction survey  Customer communication and complaint channels  Business compliance  Return on investment  Climate change and business continuity  Green operations  Shareholders’ meeting  Regular reports and announcements  Roadshow events  Investor communication via email  Investor communication via online and offline meetings  Rights and benefits protection  Compensation and benefits  Health and safety  Development and training  Diversity and equality  Online and offline training activities  Regular research feedback  Employee grievance channels  Internal office system  Internal communication meeting  Business compliance  Privacy and data security  Business ethics  Green operations  Government consultation  Project cooperation  Regular reports and announcements  Supervision and inspection by regulatory bodies  Fair cooperation  Mutual benefit and win-win cooperation  Business ethics  Green operations  Bid invitation/business bidding  Purchasing activities  Contracts & agreements  On-site visits  Corporate social responsibility  Cooperation and development  Green operations  Regular reports and announcements  Roadshow events  Company website and social media platforms  Press conferences  Product launch  Public welfare activities  Charitable donation  Volunteering services  Green operations  Public welfare activities  Company website and social media platforms

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 15 MATERIALITY ANALYSIS To fully understand the expectations and demands of various stakeholders for the Company’s ESG work, better identify and manage our ESG risks and opportunities, and respond to stakeholders’ concerns in a timely manner, we communicate with stakeholders through regular reports and announcements, emails, products and other means. We identified 18 key issues according to global sustainability goals, Exchange requirements, investor concerns, domestic and international policies, and overall company strategy. We actively communicate with internal and external stakeholders to understand their suggestions on Kingsoft Cloud from the two dimensions of “materiality to Kingsoft Cloud” and “materiality to stakeholders” of each ESG issue, and rank the importance of key issues. This year, we evaluated 9 issues of high importance and 9 issues of general importance, and generated a matrix of ESG issues based on the assessment results as follows: Highly material Highly material Generally material Generally material Materiality to Stakeholders Materiality to Kingsoft Cloud Societal Impact of Products & Services Products & Services Stability and Quality Sustainable Supply Chain Intellectual Property Rights Protection Development & Training Ethical Business Practices Privacy & Data Security Customer Services Renewable & Energy Efficiency Technological Innovation Green Operation Operational Waste Employee Rights Talent Attraction & Retention Climate Change & Business Continuity Corporate Responsibility Health & Safety Labor Standards

Business Ethics Kingsoft Cloud strictly abides by the relevant laws and regulations of the places where it operates and requires all employees and partners to adhere to business ethics, and jointly establish a business ecology of compliance, fairness, and mutual trust. Applicable SDGs: 03 About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 16

About the Report | Statement from the Chairman | About Kingsoft Cloud | Corporate Governance | ESG Strategy | Business Ethics | Responsible Operations | Prioritizing Talent Development | Green Development | Sustainable Supply Chain | Fulfilling the Corporate Responsibility | Appendix
2023 ESG Report | 17

INTELLECTUAL PROPERTY MANAGEMENT

Intellectual property ("IP") serves as the vital assets in cultivating brand competitiveness and achieving business breakthroughs of Kingsoft Cloud. The Company strictly complies with laws and regulations related to intellectual property protection, such as the *Patent Law of the People's Republic of China*, the *Copyright Law of the People's Republic of China*, the *Trademark Law of the People's Republic of China*, and the *Advertising Law of the People's Republic of China*. In addition, the Company keeps optimizing the integrated management system covering patents, copyrights and trademarks to strengthen IP protection.



Protecting Our Independent Intellectual Property

We emphasize the importance of the independent intellectual property protection and keep strengthening its life-cycle management.

This year, the Company revised the *Kingsoft Cloud Measures for Intellectual Property Management* to further restrict the delivery of independent IPs and source codes by listing non-deliverable IPs categories and establishing strict approval processes for deliverable IPs, to further standardize the creation and delivery of independent IPs and strengthen the protection of the Company's intangible assets. For trade secrets for which no intellectual property rights have been applied for or granted, the Company established a unified management system, and released and implemented the *Trade Secret Management Measures of Kingsoft Cloud*. We have strengthened the confidentiality management of important information and classified and graded trade secrets such as technical data, source codes, product design documents, achieving coordinated and unified management of the Company's intellectual properties and trade secrets.

The Company has established a strict review mechanism for the protection of trademarks and brands. Any external use of the trademarks requires the joint review of the Marketing Department, the Capital Market Department and the Legal Department with a written authorization. In case of infringement of the Company's IP rights, or impairing the rights and interests of the brands, the Company will immediately trigger the emergency response mechanism to minimize the negative impact of infringements and effectively defend Kingsoft Cloud's intellectual property rights as well as the legitimate rights and interests.

Emergency Response Mechanism

Ask

The Legal Department learns about the information of the issues upon communication and verification with relevant departments, and figures out the response mechanism quickly

Fix

The Legal Department leads the work of handling infringement issues via consultation, response and communication; in case of special circumstances, the Legal Department updates investment departments and the management on circumstance details, and proposes the adoption of the company-level response mechanism

Report

The relevant department informs other parties involved (if any) of handling results. The Legal Department takes supplementary measures together with the Public Relations Department if required, such as information disclosure via media for maintaining sound public relations, and reassurance among investors

About the Report | Statement from the Chairman | About Kingsoft Cloud | Corporate Governance | ESG Strategy | Business Ethics | Responsible Operations | Prioritizing Talent Development | Green Development | Sustainable Supply Chain | Fulfilling the Corporate Responsibility | Appendix
2023 ESG Report | 18

Preventing Intellectual Property Rights Infringement

While protecting our own IPs, we respect and protect others' IPs. The Company monitors the latest patent applications and technical papers in the global patent database and the Internet domain from time to time according to technical characteristics and changes in product lines, and assesses the possibility of their hindrance to the Company's technical development to reduce the risk of the Company infringing others' IPs.

To avoid infringing third parties' IPs and to strengthen the management of genuine software, the Company launched the *Kingsoft Cloud Management Policy for Software Compliance* this year in which it clarifies the application process for the procurement and use of daily and special applications, therefore promoting the use of legitimate software.

The Company incorporates the key granted patents into the core IPs package and prepares strategic documents for similar patents in the industry to prepare for possible patent infringement lawsuits and to avoid patent invalidation. In case of infringement complaints, the infringement emergency response team formed by the Legal Department and relevant departments will carry out infringement emergency process in accordance with the company-level management mechanism, and deal with the relevant issues in accordance with the law.

Over the past decade, Kingsoft Cloud has been widely recognized for its IP management and protection. The Company has been awarded as Beijing Intellectual Property Demonstration Corporation, National High-tech Enterprise, China Intellectual Property Excellent Management Team, Excellence Award of China Patent Award, and National Intellectual Property Advantageous Enterprise, etc. In 2023, the Company successfully passed the annual assessment of National Intellectual Property Advantageous Enterprise, marking that the Company's IP deployment and management level had been certified at the national level.


国家知识产权优势企业
国家知识产权局
2022年10月

Content Screening Email Group

The Group serves to control risks for promotion – purposed press releases, content of official website, large-scale activities and other work. The risks include the infringement risk, information leakage risk, advertising legal risk and sensitive information publicity risk.

In this year

Kingsoft Cloud added 241 granted patents and registered 25 copyrights of computer software

By the end of 2023

We have been granted 904 patents globally, including 753 invention patents, 150 design patents and 1 utility model patent, and a total of 513 computer software copyright registrations

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 19 Intellectual Property Promotion and Education In 2023, the Company conducted 10 IP-related online and in-person training sessions in various forms. These sessions covered employees from various product lines, such as cloud computing, cloud storage, and digital healthcare. In April 2023, Kingsoft Cloud invited 60 representatives from 51 enterprises to participate in the “Intellectual Property Open Day”, where the Company demonstrated its IP achievements and management experience to famous enterprises, law firms and organizations, reinforcing the Company’s profile of respecting IP achievements and defending IP rights. Kingsoft Cloud 426 Special Event on Intellectual Property Intellectual Property Open Day This year, the Company organized a special event during the World Intellectual Property Day on April 26. In the activity, the Company conducted IP promotion among all employees through announcements, emails, posters and other channels, and launched educational videos and introduced award-winning questions on IP protection. During the event, employees from all departments of the Company took the online tests a total of 651 times. The event enriched employees’ knowledge of intellectual property and raised their awareness of IP protection.

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 20 Intellectual Property Cooperation Kingsoft Cloud actively carries out IP cooperation and is committed to creating a favorable innovation ecology in the industry. The Company has joined the Internet Intellectual Property Opening and Cooperation Alliance as the chairman company. We have led other alliance members to jointly carry out cooperation on IP operation and licensing, industrial technological development and the study of trends in patent deployment, etc., and established the joint defense and risk response mechanism for overseas intellectual property. This year, we assisted the Beijing Intellectual Property Protection Association and related enterprises to jointly set up the “Data Asset Management and Processing Ecosystem”, the first original and cross-industry chain patent pool in the field of digital economy in China. With this patent pool, we can improve the utilization efficiency of idle IP resources and enhance the ability to profit from such resources. In December 2023, Kingsoft Cloud attended the Suiyuan Intellectual Property Forum themed with “Data Empowerment and Intellectual Property Protection”, hosted by Nanjing Normal University. At the forum. Kingsoft Cloud delivered a keynote speech, sharing the Company’s data IP registration, the basic logic of data transaction as well as different subjects’ definition and requirements regarding data compliance, and put forward suggestions on how to build a proper management system for corporate data compliance. The forum is conducive to advancing the development of IP theories and practices, thus providing effective guidance for promoting the high-quality development of Jiangsu’s digital economy. In December 2023, Kingsoft Cloud assisted the Beijing Municipal Intellectual Property Office to conduct the training on “Big Data, Artificial Intelligence and Data Asset Circulation”. The training provided a detailed introduction to the actual functions and core features of big data generation, transmission and circulation, and elaborated on the latest technological trends and development opportunities for the breakthrough of big data, cloud computing, and artificial intelligence. In addition, the training also compared the similarities and differences of key contents of data IP registration policies in different regions and analyzed the far-reaching impact of Chat GPT on the IP industry. The training deepened the understanding of all participants on big data, artificial intelligence and data asset circulation, and promoted an in-depth implementation of data IP work. Suiyuan Intellectual Property Forum in Nanjing Training on “Big Data, Artificial Intelligence and Data Asset Circulation”

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 21 INTEGRITY Sticking to the “Integrity and Ethics” governance principle, Kingsoft Cloud strictly abides by applicable laws and regulations including the Civil Code of the People’s Republic of China, the Criminal Law of the People’s Republic of China, the Supervision Law of the People’s Republic of China, the Company Law of the People’s Republic of China, the Anti-money Laundering Law of the People’s Republic of China, and the Opinions on Strengthening the Development of a Clean Culture in the New Era. In addition, Kingsoft Cloud regularly reviews and updates internal rules and policies such as the Employee Manual, shows zero tolerance for any form of bribery, extortion and fraud, and constantly improves risk prevention and management capabilities for anti-corruption and anti-money laundering. Anti-corruption Kingsoft Cloud actively carries out integrity control of key risk areas and risk groups, continuously increases input and manpower to deal with internal clues and cases, and reviews and traces back past events. The Company keeps pushing ahead with the annual integrity inspections and interviews on departments. This year, focusing on the Public Services Department, the Financial Services Department and other business lines, the Company conducted interviews with relevant departments and personnel in terms of business processes, job responsibilities, business risks etc., to collect recommendations and clues, thus promoting the efficient implementation of integrity investigation and risk management. We provide channels for integrity compliance counseling to help employees understand the rules and process of handling gifts and gratuities to reduce the risk of accepting gifts in violation of policies. In addition, we systematically identify areas with high corruption risks, such as potential conflicts of interest and illegal payment. We establish a response mechanism to reduce the risks of corruption behaviors along business process. We conduct company-wide business ethics audits every year, including accounts receivable, the use of vehicles, admission of procurement suppliers and other key business processes. Corrective actions are taken and monitored for any issues identified. In 2023, there was no concluded corruption lawsuit against the Company or its employees. For more information on anti-corruption in the supply chain, please refer to the section “Sustainable Supply Chains” – Supplier Capacity Building. Fostering the Awareness of Business Ethics We enhance anti-corruption awareness of all employees through a wide range of business ethics awareness-raising activities such as special training, video campaigns, graphic tweets, and mini games, in an effort to form a corporate culture of compliance, transparency and integrity. This year, the Company carries out targeted integrity training according to specific cases and business lines. The Company provides new employees with integrity education and training so that they have a good knowledge of the current internal policies on business ethics. The Company offers procurement staff and sales staff anti-fraud empowerment training through channels such as interviews, training meetings, and learning & testing. These training sessions c o v e r t o p i c s s u c h a s l a w s and regulations, case study, risk prevention, and integrity guidelines. Kingsoft Cloud’s Legal Department and other departments jointly conduct anti-corruption and integrity training for the Board to help the board members in sorting out and understanding important anti-corruption laws and regulations, domestic anti-corruption policies, the overall anti-corruption landscape and other important contents.

Business Ethics Education Activities  Nearly 30 integrity publicity documents were published and the Measures for Registration and Submission of Gifts and Monetary Gifts was released to all employees through “Integrity and Ethics” of our Kingsoft Teams official account.  All employees including Directors, management, general stuff and interns participated in the integrity training and took integrity tests.  Experts were invited to give lectures on the Case Study and Prevention of Job-related Crimes in Enterprise and other topics. In 2023, the Company launched a number of online and offline business ethics education programs, mainly including the following: In October 2023, the Integrity Awareness Month, Kingsoft Cloud organized employees, including employees at all levels, outsourced employees, employees under labor contract and interns, to participate in the integrity building activity themed with “Embracing the Sunshine of Integrity”, held in the Xiaomi Science and Technology Park (hereinafter “the Park”). The activity includes interactions such as integrity quizzes, interactive games, demonstration of cautionary cases, and on-site lectures given by policemen, to raise employees’ integrity awareness and help build a clean workplace. In 2023, the Company carried out more than 20 integrity education activities with the theme of “Integrity Coffee”, which provided free coffee to employees to effectively improve employees’ engagement and help the Company fully understand how well employees know about integrity, detect clues of non-compliant conducts, identify fraud risks, and further promote the construction of an integrity culture. In addition, we published relevant educational materials, legal awareness videos and other contents through “Integrity and Ethics” of Kingsoft Teams official account. The pass rate of the integrity tests for all employees during the year was 92%. Integrity Building Activity: “Embracing the Sunshine of Integrity” Themed Education Activity: “Integrity Coffee” About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 22

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 23 Whistleblowing Mechanism and Whistleblower Protection Kingsoft Cloud encourages all relevant stakeholders and the public to report the corruptions and frauds of employees or related person. We encourage real-name reports and also welcome anonymous reports. This year, we set up the Integrity Monitoring Service Desk to provide employees with a 24-hour online reporting channel. The Company handles reported information and clues by category in accordance with the Kingsoft Cloud Measures for Complaints and Whistleblowing Management to improve the efficiency of handling and resolving reported problems. The Company complies with the whistleblower system issued by the U.S. Securities and Exchange Commission (SEC) and strictly protects whistleblower information. Any infringement of whistleblowers’ privacy or any retaliation against whistleblowers, witnesses and investigators will be punished severely and, if constituting a crime, will be transferred to judicial authorities in accordance with the law. Once reported cases are verified, the Company will reward whistleblowers appropriately. The integrity report platform has been established on our website where the reporting notice and channels have been disclosed. Anti-money Laundering The Company strictly abides by the laws and regulations regarding anti-money laundering of the countries and regions where the Company operates. We assess non-compliance risks from multiple dimensions by arranging anti-money laundering risk audits for the departments involved in financial transactions, and puts countermeasures in place, to avoid the use of our facilities, products and services in financial crimes. The Company will strictly select customers, potential customers and suppliers to ensure its products and services are not used in money laundering or terrorist activities. Besides, we provide large-scale corporate customers with anti-money laundering and anti-fraud software products and services to timely identify and report suspicious transactions and actions, therefore enhancing customers’ anti-money laundering and anti-fraud capabilities. Learn more about our Code of Business Conduct and Ethics – Anti-money Laundering Policy at Kingsoft Cloud. Mailing address: Supervision Department of Kingsoft Cloud, Building D, Xiaomi Science and Technology Park, Xierqi Middle Road, Haidian District, Beijing, Postal code: 100085 Report hotline: 010-62927777 6356 E-mail: jubao@kingcloud.com Online reporting channel for employees: Corresponding reporting portals are set up in the Integrity Monitoring Service Desk and the “Integrity and Ethics” of official account Integrity Whistleblowing Channels

Responsible Operations At Kingsoft Cloud, we are committed to upholding the value of “customer first, building success based on technology and innovation”. While ensuring data security and personal privacy, we have been committed to providing our customers with premium products and services driven by technical innovation and progress. We remain steadfast in our commitment to supporting the healthy and sustainable development of businesses. 04 Applicable SDGs: About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 24

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 25 PRODUCT AND SERVICE EXCELLENCE Operational Stability Kingsoft Cloud has implemented internal policies such as the Kingsoft Cloud Data Center Access Technical Specifications and Kingsoft Cloud Server Hardware Introduction Specifications . Focusing on factors such as potential hazard control, quality monitoring, operation and maintenance automation and emergency response, we have developed and improved quality management systems and technical specifications, and optimized quality control processes to ensure the operational stability of the cloud platform. Potential Hazard Control Potential hazard control is crucial for ensuring the operation stability of cloud services. We have stepped up efforts in enhancing code quality control, identified and handled risks in the business structure in a timely manner, and improved our infrastructure to provide protection against system failures. By taking a range of optimization measures, the Company has further improved the quality of software code to enhance the operational stability and reliability of software. This year, we carried out stress testing on the system through user operation simulation, checking the reliability of the cloud network and cloud storage code in peak traffic scenarios, so as to ensure the stable performance of cloud services in actual use. The Company identifies possible risks by means of comprehensive review and evaluation of business structure, and develops corresponding management measures. This year, we identified risks that might cause failure of the cloud computing system or jeopardize the stability of cloud storage, and took targeted measures to eliminate these risks. This year, we also made comprehensive upgrades to our infrastructure. This includes improving the server room management and enhancing skills of employees in the data centers, to significantly improve the service quality. In 2023, we replaced aging network transmission equipment and upgraded the network architecture by adding a backup system to ensure the stable and continued operation of network in case of failure. And we also upgraded software and installed patches in a timely manner to enhance the system stability and reliability. As a leading high-quality cloud service provider, Kingsoft Cloud continuously improves the quality of products and services by taking standardized and systematic measures. We are committed to providing customers with “industry-leading and high-quality cloud services” and to becoming “our customers’ most trusted cloud partner”. By leveraging our extensive infrastructure, we have developed modularized cloud products relying on the extensive cloud infrastructure, and customized solutions for enterprises and institutions in different industries to cater to customer demands. By doing so, we fully unleash the potential of infrastructure resources and provide customers with safe, reliable, stable and high-quality cloud computing services, contributing to enterprises’ sustainable development. Quality Assurance In order to ensure the effective implementation of quality management, the Company has set up the Technology Platform Center to coordinate and manage quality-related work, and merged the business operation and maintenance teams of each product line into the Technical Assurance Department, therefore improving the efficiency of communication and collaboration between business lines and the Technical Assurance Department. This year, the Company established a quality assurance team led by the Vice President on the basis of the existing quality management structure, with each product line appointing one quality specialist to follow up on the implementation of departmental quality management. We also included relevant quality indicators into the performance assessment for employees, encouraging employees to improve the quality and efficiency of their work and thus contributing to the overall quality management objectives of the Company.

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 26 Operation and Maintenance Automation To handle common failures in the computing and storage product lines during operation and change, we integrate common failure scenarios, frequent and repetitive problems and their solutions into the Bianque system, an automated operation and maintenance platform. The system automates cause analysis and failure repair with automation script, tools, etc., thereby improving the efficiency and accuracy of troubleshooting. In 2023, we achieved the white screen rate7 of 93.0%. Emergency Response Specifications We standardize the handling process of major incidents through the Kingsoft Cloud WarRoom, a service failure emergency command platform, and effectively allocate resources to realize fast response, recovery and resolution. This year, we developed a range of emergency plans for different failures, covering scenarios like storage server failure, network access interruption, computer room failure and traffic control. We also formulated the WarRoom Troubleshooting White Paper to further standardize the troubleshooting process and ensure clear division of duties and cooperation between troubleshooters from all teams, so as to improve the troubleshooting efficiency and enhance the customer recognition and satisfaction. Awareness Promotion To ensure the stability and continuity of our business operations, we have organized employees to study the Kingsoft Cloud Management Specifications for Operation and Maintenance Permissions and the Kingsoft Cloud Management Specifications for Operation and Maintenance Security . We aim to avoid security risks and online failures due to employees’ lack of security awareness and operation and maintenance violations by helping employees understand online operation and maintenance, login, and operation permissions. In 2023, we organized exams to check employees’ learning outcomes and achieved a 100% pass rate for frontline operation and maintenance personnel. Product Quality Monitoring In strict compliance with the Kingsoft Cloud Service Monitoring Comprehensiveness Review Checklist (hereinafter “the Checklist”), the Company monitors basic indicators including physical equipment and operating system. Outliers will be reported immediately upon instant alerts. All basic indicators were monitored this year. For cloud services not yet launched, we review basic indicators against the Checklist. For cloud services that are already online, we regularly conduct inspection to ensure that those services continuously meet the Checklist requirements during the subsequent maintenance and change process. This year, we conducted a systematic risk and potential hazard mapping against the Checklist and the software architecture diagram of the Company, and fixed all potential failures found during the mapping. Change Operation Management The Company has formulated the Change Management Specifications and built the Aoge Cloud platform for operation & maintenance changes. This platform offers a range of functions such as automatic writing of change operation programs, change process control, and change policy control, enabling online, standardized, and seamless change operations, reducing change risks and enhancing the stability of cloud services. During the year, there were zero failures due to changes in the platform. 7 White screen rate refers to the percentage of the number of maintenance operations accessing the site reliability engineering SRE platform out of the total number of maintenance operations.

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 27 Service Quality Assurance Kingsoft Cloud always upholds a “customer-centric” approach and is committed to providing customers with satisfactory service experience. This year, we focused on customer service proactivity by formulating the Active Service Action Guide. In addition to meeting stated demands from customers, we proactively seek to identify potential needs from the customer’s perspective and offer tailored professional advice accordingly. The Company has updated its after-sales service system, and revised the service system documents in three key areas of standardization, management, and process, thus further standardizing the operations of our after-sales team. The Company has set up a specific customer service team to support the efficient and stable operation of cloud systems for customers. Besides, we have a team of senior technical experts who work alongside our frontline customer service team to standardize their work, therefore reducing the response time and improving the problem tackling capabilities. Meanwhile, we offer various service models based on the different requirements of our customers. We assign dedicated VIP after-sales personnel in the technical domain. The assigned personnel are responsible for helping customers solve problems quickly in a professional way after a full understanding of their product operating environment. For core customers who use our products on a large scale, we introduce a virtual team of Technical Account Managers (TAMs) to assist VIP after-sales personnel. Focusing on our core customers’ industry features, product usage, technological needs, and service requirements, the TAMs team engages in frequent and in-depth discussions with them to better understand their business structure, needs, and pain points, laying a solid foundation for providing them with tailored consulting and planning support. This year, our TAMs virtual team completed a total of 137 proactive visits and service reports. We have also launched the “Multi-Cloud Resource Alarm” and “Kingsoft Cloud Advisor”, providing robust support for monitoring, inspection, troubleshooting, and other services. Empowering Service Teams While continuously improving our service quality assurance mechanisms, we are committed to nurturing an after-sales service team that excels in both service proficiency and quality. The Company actively organizes diverse empowerment training, such as video learning, practical exercises, case studies and FAQs. Based on dimensions such as industry, product, and job roles, we have developed a comprehensive list covering attitude, skills, and knowledge development for our service personnel. Serving as a guidance, this list requires service teams to master their respective proficiency. This year, we further intensified our efforts in enhancing training quality through various measures, including random training inspections, questionnaires, tests, periodic skill assessments, analysis of assessment results, and training interviews. Based on the results of these assessments, we made targeted improvements to our trainers, course materials, and examination contents to boost the effectiveness of our trainings. In 2023, we conducted a total of 193 thematic training sessions aimed at improving service quality. We also provide business scenario-based training for our service teams, depicting a comprehensive customer profile from perspectives such as customer organizational structure, business architecture, and historical problems, to prepare failure response plans. We require that all business departments organize at least one case sharing session per week to discuss with customer service teams on problems encountered and improvement measures, ensuring a timely and accurate resolution of customer problems, and improving the professional proficiency of our teams. Training Specifically Designed for Managers This year, we introduced targeted empowerment training specifically designed for managers in our after-sales Service Department, aiming to enhance their service awareness and management capabilities. Through weekly meetings and reports, we enable our management team to reasonably delegate management authority, facilitate internal and cross-departmental communication and collaboration, set clear delivery deadlines, and take responsibility for results, ensuring meticulous planning before action, diligent supervision during execution, and thorough post-action reviews. General Skills Training Besides, we focus on general skills training centered on communication and management skills. With regard to communication skills, we organize specialized training sessions on the use of reporting tools and presentation techniques, which significantly improve the abilities of managers and their teams in preparing and delivering materials; additionally, we provide managers with education on fundamental management theories, team communication methods, and conflict resolution strategies, coupled with case studies, to foster their personal growth and propel the overall development of the service team. In 2023, we implemented a service personnel review mechanism specifically for our after-sales service team. By updating personnel files of service teams and conducting a thorough talent review analysis, we compared the results with specific business and job requirements. We assess their performance contributions and potential capabilities as the main criteria, with an aim to pinpoint critical areas for recruitment and training. Furthermore, we use common problems encountered during the review to identify internal training needs and correspondingly update our training materials, thereby enhancing the pertinency and effectiveness of training. Service Personnel Review Mechanism We have a team of senior technical experts who work alongside our customer service team We introduce a virtual team of Technical Account Managers (TAMs) to assist VIP after-sales personnel TAMs virtual team completed a total of 137 proactive visits and service reports We conducted a total of 193 thematic training sessions aimed at improving service quality

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 28 Customer Inquiries and Complaints To reduce the repeated errors in the handling of customer complaints, we turn complaints into the knowledge repository through failure analysis, case study, FAQ generation, and knowledge accumulation. The Company utilizes EZONE system to follow up complaint handling process, categorize and store common problems and solutions in a real-time manner. In 2023, we added 112 FAQ entries and improved 338 product requirements. The total number of complaints incorporated into the knowledge repository is 4,560. The Company has put in place standardized workflows of customer complaint handling and follow-up visits in accordance with the Customer Complaints Management Framework , ensuring efficient and high-quality handling of customer complaints and feedback. We deliver 7*24 inquiry and complaint channels, including hotline, online support, technical order and expert services. By clearly defining the primary responsibility for customer management and establishing the first inquiry-based accountability system, we quickly respond to and handle the inquiries, fault reports and requirements of customers in a closed-loop manner. In addition, we have integrated our product research and development, operation and maintenance, and order system to further improve problem solving efficiency. This year, the Company expanded its channels for customer to inquire and complain. Customers are now able to access product and technical support through Kingsoft Cloud WeChat public account, which is directly linked to our after-sales service platform, enabling us to provide customers with one-stop inquiry services. In 2023, the artificial intelligence team of Kingsoft Cloud introduced the “QZHOU” question-and-answer system, which leverages robotic process automation. This system utilizes generative AI to manage, retrieve, filter, summarize, extract, and discern knowledge, thereby significantly improving the accuracy and professionalism of our post-sales responses. After the rollout of the version 1.0 of “QZHOU” in 2023, it provided after-sales personnel with services such as intelligent documentation, knowledge tracing, and dialogue and knowledge management. These services assisted after-sales personnel in efficiently resolving 70% of customer inquiries, thereby improving the efficiency and service effectiveness of the service team. Customer Complaint Handling Process This year, the Company revised the documents about the customer complaint and feedback follow-up system to further standardize the case collaboration and escalation mechanism. Specifically, we have formulated escalation and notification rules tailored to different failure scenarios, ensuring a coordinated approach during failure handling and decision-making. Additionally, we have also conducted post-mortem reviews of failures to identify and develop improvement plans. These efforts aimed at enhancing the customer service experience. In 2023 We added 112 FAQ entries We improved 338 product requirements The total number of complaints incorporated into the knowledge repository is 4,560 • On-call response within 90 seconds • Brief customers about handling progress and investigation direction every 15 minutes • Present detailed handling reports to customers within 24 hours after complaints are solved • Complete internal review and work out optimization and improvement plans within 24 hours after complaints are solved, and follow up the optimization and improvement results • 100% customer follow-up Complaint handling Complaint handling report Subsequent improvement and follow-up Customer follow-up

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 29 Service Quality Assessment The Company requires customer service team to regularly set quantitative targets, and incorporates indicators such as “rate of resolution within 30 minutes” and “rate of invalid feedback to the back-end departments”8 into the KPI of the teams, stimulating customer service personnel to provide quality services. The Company organizes monthly service quality inspections for customer service personnel to standardize their workflow of communication with customers. According to the Specifications on After-sales Quality Control Process , we rate the customer service personnel in five aspects, namely problem response, work order specification, service attitude, communication skills, and sense of responsibility. We develop targeted improvement plans and supervise their implementation based on the scoring results to constantly boost the professional skills and service competence of our teams. In 2023, the number of orders we received for customer service investigation and troubleshooting decreased by 3% compared to 2022, and we offered customer services up to 50,462 times. Furthermore, we received 90 customer complaints, achieved a response rate of 98.90% within 90 seconds, a resolution rate of 94.73% within 30 minutes, and a customer satisfaction rate of 97.43%. The Company continuously refines the customer satisfaction questionnaire in terms of business, pre-sale delivery, products, and after-sales services to better understand the customer experience. This year, customers rated our service personnel’s professionalism, service proactivity, response time, and problem handling efficiency. Based on survey results, we identified key issues and typical failures that may significantly impact customer service experience. This allowed us to develop a rectification plan by conducting targeted analysis and optimization, with the ultimate goal of delivering more satisfactory and superior services to more customers. In addition, we conducted special word-of-mouth research this year, focusing on key customers of the Company’s major business lines, which accounts for approximately 60% of our revenue. Through third-party departmental interviews and other means, we interviewed over 80 customers and collected 460 customer feedback, with relevant responsible person responding to customer feedback in a timely manner and communicating with customers to address their demands. We also set up a special team to solve customer problems, thereby enhancing customer service satisfaction. Offered customer services 50,462 times Achieved a response rate of 98.90%within 90 seconds A resolution rate of 94.73% within 30 minutes A customer satisfaction of 97.43% 8 Invalid feedback to the back-end departments: The customer issues that cannot be solved by the customer service team due to its limited authority and capabilities need to be communicated to product R&D, operation, and maintenance departments for resolution. The rate of invalid feedback to the back-end departments refers to the percentage of customer issues that customer service teams should have been familiar with and able to tackle wrongly pass on to the back-end departments.

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 30 DATA SECURITY AND PRIVACY PROTECTION Adhering to the concept of “user privacy first and information security first”, Kingsoft Cloud has strengthened the foundation of data security from multiple dimensions, such as management system optimization, workflow standardization, awareness promotion and external cooperation to improve data security management capability in all aspects, and fully respect and safeguard users’ privacy and data security. The Company strictly complies with applicable laws and regulations related to data security and privacy protection, such as the Data Security Law of the People’s Republic of China, the Personal Information Protection Law of the People’s Republic of China, and the Cybersecurity Review Measures , and timely traces and identifies the laws and regulations that may have impact on our information security operation. We have formulated the Kingsoft Cloud Privacy Policy , the Specifications on Data Security Management and other policies to improve internal compliance management system for data security and privacy protection. Governance Structure Our Security and Privacy Committee (hereinafter the “Committee”) consists of members from multiple departments, such as Data Security, Privacy Compliance, Internal Control, Audit and Supervision Departments. The Company’s CEO appointed the Vice President responsible for research and development as the Chairman of the Committee, the General Manager of the Legal Department as the Vice Chairman of the Committee, and an independent Data Privacy Officer (DPO). The Committee is under the direct authority of the Board, and responsible for the coordination of data security and privacy protection under the supervision and guidance of the Board. For overseas data security protection, we have assigned a regional DPO in some of our overseas operations, responsible for overseeing data security and privacy protection of our local operations with independent authority, and reporting directly to the Chairman of the Committee. This year, the Company has built the Working Group on Algorithm Security and responsible members to further strength algorithmic security protection and ensure algorithmic compliance and content compliance. In 2024, the Company held a Committee meeting, in which representatives from a total of 12 departments participated, to discuss issues related to data security and privacy protection encountered in the course of the Company’s actual operations, and to propose targeted solutions to promote the continuous improvement of the Company’s data security governance system. The Board Security and Privacy Committee Chair Vice President Responsible for Security Vice President Responsible for Privacy Data Protection Officer (DPO) Safety Work Group Leader Privacy Work Group Leader Internal Control and Internal Audit Committee Member Algorithm Safety Committee Member Supervisory Safeguard Committee Member Security Privacy Committee Member Security Compliance Executive Privacy Compliance Executive

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 31 Data Security Risk Management According to Kingsoft Cloud’s Data Protection Impact Assessment (DPIA) process, we regularly conduct assessments on information systems. DPIA mainly evaluates the compliance with the principles of personal information protection in information collection and processing, as well as the impact of information processing activities on the rights and interests of other subjects, and identifies and manages the risks to the security of the Company’s data. When the Company identifies new laws and regulations related to data security and privacy protection, major personal information security incidents occur, or business model, information system and operation environment have significant changes, the DPO will lead business departments to re-conduct DPIA and prepare the assessment report, which need to be approved by the Privacy Work Group, and the DPO will propose compliance recommendations and countermeasures in response to the assessment results. This year, the Company has formulated the Measures for the Detection and Emergency Management of Cybersecurity Threats and made a lifecycle emergency response plan including incidents discovery, time confirmation, information reporting, and emergency response. We have also set up a special emergency response team to identify security vulnerabilities and issue vulnerability risk notices. At the same time, we actively collect industry security information, keep informed about supply chain security vulnerabilities, and notify each product team of the security information to carry out troubleshooting, therefore reducing the possibility of data risk events. User Privacy Protection Kingsoft Cloud is committed to providing users with safe products and services and high-quality experience. To this end, the Company has formulated the Kingsoft Cloud Privacy Policy, and the Kingsoft Cloud ERN-SDK Privacy Policy . Such policies have clarified how to collect, use, store and delete the personal information of users by Kingsoft Cloud in the provision of its website-based services, cloud services and products, and indicated the personal information rights users enjoy. In 2023, Kingsoft Cloud optimized its privacy policy, adding special protection for the personal information of overseas minors, by specifying that relevant privacy protection measures should be implemented in accordance with local laws and regulations. Moreover, we have streamlined the process of deleting local information when users quit. For example, users have the option to withdraw their real-name authentication information at any time through the account management on Kingsoft Cloud’s official website, or they can directly delete their accounts, resulting in the permanent deletion of all services, data, and private information associated with the account, with no possibility of recovery. Learn more about our Privacy Policy and Cookie Policy at Kingsoft Cloud. We disclose our privacy reporting guidelines and reporting channels on the Company’s official website. We allow users to submit any questions, comments or suggestions regarding privacy policy or matters related to personal information through multiple reporting channels such as the console, reporting hotline, e-mail, and on-site reporting. • Installed data leakage prevention system (DLP) on all the computers in the office to prevent the risk of information leakage. • Invited third parties to carry out cybersecurity attack and defense drills by simulating attacks on Kingsoft Cloud products and assets, to identify security protection vulnerabilities, and formulate corresponding repair plans, thus improving the Company’s data security protection system. • Engaged third parties to assess the Company’s security risks from three aspects: security management, security technology, and security operation, to clarify the key aspects for safeguarding Kingsoft Cloud’s cybersecurity before formulating targeted rectification measures, and comprehensively promote the Company’s security compliance capabilities. • Held monthly review meetings for new product inception to implement the privacy design concept by evaluating the personal information and data security risk factors of new products and proposing targeted compliance suggestions. • Kept track of applicable domestic and foreign legislation, policies and law enforcement trends monthly, and discussed typical cases with in-depth analysis. Besides, we initiate a number of practices to prevent data security incidents: Console: Create a work order to submit comments and suggestions via Work Order Management Reporting hotline: 400-1070-808 Reporting e-mail: KC-Privacy@kingsoft.com Mailing address: Kingsoft Cloud Legal Department, Building D, Xiaomi Science and Technology Park, Qinghe Subdistrict, Haidian District, Beijing, Postal code: 100085 Reporting Channels for Users

About the Report | Statement from the Chairman | About Kingsoft Cloud | Corporate Governance | ESG Strategy | Business Ethics | **Responsible Operations** | Prioritizing Talent Development | Green Development | Sustainable Supply Chain | Fulfilling the Corporate Responsibility | Appendix

2023 ESG Report | 32

External Recognitions

Kingsoft Cloud has passed the audit of the System and Organization Controls (SOC) for internal control of service organizations, conducted by an independent third-party auditor for four consecutive years. We have made timely improvements based on the issues identified during the audit process to further enhance the Company's management capabilities in terms of internal control effectiveness, security, availability, process integrity, confidentiality and privacy.

Kingsoft Cloud have been widely recognized by domestic and international authoritative institutions for its competence in data security management and technology:

Qualification Certification	Applicable country/region
• ISO 20000 • ISO 22301 • ISO 27001 • ISO 27018 • ISO 27017 • C-STAR • CSA STAR • SOC1/SOC2/SOC3 • TRUSTe • PCI DSS	**International**
• Trusted cloud certification • Trusted cloud service security certification • "Trusted financial cloud solution" competence assessment certification • Cyber-security level protection • ITSS cloud computing service competence assessment	**China**
GDPR	**Europe**
DPTM	**Singapore**

The privacy policy and practices of Kingsoft Cloud meet the enterprise privacy and data governance practice assessment standard of TrustArc, a global leader in data and privacy management. This year, Kingsoft Cloud has passed the annual review of TRUSTe Enterprise Privacy & Data Governance Certification by TrustArc.


TRUSTe

LETTER OF ATTESTATION

Kingsoft Cloud

To ensure the smooth operation of the Company's business in Singapore, we have formulated the *Personal Data Management Policy*, and the *Manual for Data Protection Management Procedures* in line with the *Personal Data Protection Act of Singapore*. Meanwhile, our company in Singapore requires all suppliers engaging in data processing to sign data processing agreements. This year, the Company obtained the Data Protection Trustmark (DPTM) Certificate from the Infocomm Media Development Authority of Singapore (IMDA). This certification will assess the practices in consumer data protection from the dimensions of governance and transparency, personal data management and personal data protection.

KINGSOFT CLOUD PTE. LTD.

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 33 Enhancing the Information Security Awareness Kingsoft Cloud has set the information security red lines according to Data Security Red Line Policy to prohibit data leakage by employees. New employees are required to complete information security courses and pass the exam within one month of onboarding. Meanwhile, we organize training on personal information security awareness for all employees (including outsourced employees and employees under labor contract) through online courses and offline publicity, to promote the development of information security culture. In addition, we encourage employees to learn professional courses accredited by the International Association of Privacy Professionals (IAPP) to strengthen their information security awareness. Co-building the Data Security Ecology While continuously improving its own data security management, Kingsoft Cloud has proposed strict requirements on data security protection for its suppliers. Suppliers engaging in data processing are required to conduct self-assessment according to the breakdown list of data compliance requirements of Kingsoft Cloud before admission. For suppliers that need to process mass data, we engage third parties to conduct supplier due diligence in terms of information security protection level, data compliance operation qualification, supplier privacy policy and complaint channels, and require suppliers to sign data processing agreements with us in order to ensure the data security and privacy protection efforts of suppliers meet our requirements, reducing the possibility of information security accidents due to the poor management of suppliers. The suppliers that dispose downstream assets are required to have corresponding information security and privacy protection qualification certifications, such as ISO 27701 Privacy Information Management System Certification and ISO 27001 Information Security Management System Certification, and strictly control the disposal process of storage media in scrapped IT equipment to safeguard data and information security. Kingsoft Cloud initiates the phishing email simulation program, and arranges security awareness training for employees who fail in this program, minimizing the loss of the Company arising from phishing email attacks. We also post information security articles weekly in the “Organization Security Assistant” of Kingsoft Teams official account, such as security knowledge, and hot information security issues, and organize information security interaction activities irregularly. Through Kingsoft Teams “Organization Security Service Platform”, we offer employees information security management policies, procedures and other contents to provide guidelines for employees to keep their work information secure. This year, around the protection of data privacy and business secrets, Xiaomi Corporation, Kingsoft Corporation and Kingsoft Cloud jointly organized a data compliance seminar, discussing the industry’s data compliance experience. This seminar enabled employees to better understand data compliance governance such as the key points of corporate lifecycle data processing, and the user rights response mechanism.

About the Report | Statement from the Chairman | About Kingsoft Cloud | Corporate Governance | ESG Strategy | Business Ethics | Responsible Operations | Prioritizing Talent Development | Green Development | Sustainable Supply Chain | Fulfilling the Corporate Responsibility | Appendix
2023 ESG Report | 34

DRIVING TECHNOLOGY INNOVATION

Guided by the management philosophy of being "technology oriented", Kingsoft Cloud continues to increase its investment in technology innovation, encouraging innovation in terms of technical talents, culture, and organization. This year, Kingsoft Cloud consistently strengthened the technology of its fundamental public cloud products and enhanced the competitiveness of its core offerings. Additionally, Kingsoft Cloud embarked on its R&D investment to propel the development of AI products, aiming to further solidify core competitive advantages in technology fields such as big data and AI.

The Kingsoft Cloud Technology Committee is tasked with assisting in the management of the technology development of the Company. This includes providing guidance on cutting-edge technology R&D, participating in discussion and formulation of the technical standards, promoting the cultivation of technical talents and the development of technology culture.

Technology Innovation Achievements

Kingsoft Cloud has been continuously optimizing and upgrading fundamental public cloud offerings, significantly enhancing the integration of hardware and software across areas such as computing virtualization, cloud hosting networking, elastic bare metal, and network virtualization technology. Furthermore, the Company has launched the Model as Service (MaaS) Mutual Trust Dedicated Zone Solution to bolster services and applications in the realm of Artificial Intelligence Generative Content (AIGC). In terms of cloud storage technology, Kingsoft Cloud has fully commercialized ESSD technology and provided the All-Flash Object Storage service. Additionally, the Company has tailored high-performance storage products and solutions for large models, catering to the needs of AIGC application scenarios.

For more information about the product technology, please refer to Kingsoft Cloud's official website and Kingsoft Cloud's 2023 Annual Report.

Technology Innovation Awards


荣誉证书
2023年度最具创新力AI解决方案

Kingsoft Cloud's MaaS mutual trust dedicated zone solutions won the "**2023 Most Innovative AI Solution**" award jointly issued by China Internet Weekly and the Informatization Research Center of the Chinese Academy of Social Sciences.

Kingsoft Cloud was awarded the "**Top 50 2023 China Intelligent Enterprise**" by Dark Horse.


2023中国智能化企业
TOP50
金山云



Kingsoft Cloud was awarded the "**2023 Excellent Digital Innovation Enterprise**" by Economic Observer.

Kingsoft Cloud was awarded the "**WISE 2023 Future Business King**" by 36 Kr as the "Enterprise of the Year in the Field of Artificial Intelligence".


未来商业之王
年度企业
金山云
THE SUN ALWAYS RISES

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 35 Technical Talent Development To foster and develop a sustainable R&D talent pool that drives the Company’s long-term and high-quality growth, Kingsoft Cloud has formulated the Wuhan Talent Strategy. By leveraging the support of the governments and tapping into the rich talent resources of Wuhan-based universities, we aim to cultivate a talent hub in Wuhan for our future talent development. In 2023, the Company launched the construction of Wuhan Research and Development Center, with the aim of attracting and recruiting technical R&D talents through campus recruitment, social recruitment, and the Kingsoft Cloud Star Campus program. This endeavor has led to a rapid expansion of the talent pool within the Wuhan R&D Center. By the end of 2023, the total number of employees (including interns and outsourced employees) in the Wuhan R&D Center had exceeded 500. In the process of building a talent base in Wuhan, Kingsoft Cloud Wuhan R&D Center collaborated with various entities, including Wuhan Kingsoft Corporation, Wuhan Kingsoft Office Software, Kingsoft Shiyou (Wuhan) and Xiaomi Wuhan, to deliver professional and technical talents to the national core technology fields like big data, cloud computing, and artificial intelligence, thereby contributing to the advancement of an innovation-driven digital economy. Technology Culture Construction Kingsoft Cloud has been insisting on the principle of “building success based on technology and innovation” to make efforts in the development of technological innovation culture. In 2023, Kingsoft Cloud collaborated with Intel to host the 3rd Hackathon (hereinafter “Hackathon”). This year, the Hackathon spotlighted cutting-edge technological fields, including AI, big data, and cloud computing, aiming to cultivate young technical talents and uphold our corporate culture of “building success based on technology and innovation”, thereby driving the growth of the cloud computing industry. This year, the Hackathon has up to 40 teams registered, and the competition evaluates the submissions based on multiple criteria: the completion, the innovation, and the relevance to the Company’s products & services. A total of 21 teams successfully qualified for the final round and demonstrated the charm of technology with unique perspectives and cutting-edge concepts, which also provided new insights into the development of Kingsoft Cloud. The Kingsoft Cloud Star Campus is an important part of Kingsoft Cloud Wuhan R&D Center’s talent pipeline development, and is also a component of Kingsoft Cloud’s school recruitment. With an aim to strengthen students’ professional competence and continuous development ability, the Campus focuses on improving students’ practical and innovative abilities, and uses pre-employment training for college recruits to select outstanding talents. In 2023, during the first training program at the Campus, Kingsoft Cloud collaborated with Wuhan Institute of Technology to foster the integration of industry and education. This collaboration involved implementing course replacement mode and establishing practical training and internship centers, which facilitated the rapid cultivation of professional and technical talents, promoted the in-depth development of school-enterprise cooperation, and provided students with a broad platform for development and employment opportunities. The Kingsoft Cloud Star Campus (the “Campus”)

Prioritizing Talent Development Placing talent strategy at the forefront of the Company’s development, Kingsoft Cloud is committed to creating a workplace with equity and respect, diversity and inclusivity, and health and safety. We continue to improve the talent selection, promotion, and compensation and benefit system to fully protect the rights and interests of employees, and provide them with rich and diverse learning and development opportunities. With these efforts, we aim to enhance their sense of happiness and belonging. 05 Applicable SDGs: About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 36

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 37 CREATING A HAPPY WORKPLACE Diversity and Inclusivity Adhering to the principle of equal employment, Kingsoft Cloud does not discriminate against candidates based on age, gender, race, nationality, marital or family status, health status or religion, and opposes all forms of discrimination in the workplace. We do not disclose the name and gender of candidates during the recruitment, providing equal interview opportunities to all qualified candidates. As of December 31, 2023, the proportion of female employees in executive management reached 20.93%, and female employees accounted for 34.02% of the total employees in the Company. We offer a number of exclusive benefits for female employees, for example, we set up nursing rooms and provide a variety of conveniences for pregnant employees. In addition, the Company provides reasonable job opportunities for qualified candidates with disabilities. As of now, we have hired 44 employees with disabilities and provide them with salary and welfare. The proportion of female employees in executive management 34.02% 20.93% The proportion of female employees in the Company Kingsoft Cloud strictly abides by laws and regulations related to employment, such as the Labor Law of the People’s Republic of China and the Regulations on the Prohibition of the Use of Child Labor. We have formulated and updated the Employee Manual to fully respect and guarantee employees’ legitimate rights and interests in recruitment and employment, attendance and leave, communication and complaints, benefits and care, and other areas. Strictly implementing the Kingsoft Cloud Human Rights Policy , the Company firmly prohibits all violations of employee rights and interests such as using child labor and forced labor. We strictly review the identity information of applicants during the recruitment. In the case of child labor, we will actively assist in contacting legal guardians to resolve the issue. Once illegal employment is found, the Company will conduct in-depth investigations and seriously deal with such cases in accordance with laws and regulations and corporate policies. In addition, we extract the key elements of talent profile to ensure better alignment between candidates and job requirements. The curricula vitae collected from various recruitment channels are automatically transferred to the Company’s talent pool, and labeled them by industry, region, job, skills, etc. Candidates are automatically identified and activated based on the Company’s job vacancies on a regular basis, thus enhancing the Company’s talent reserve capability.

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 38 Health and Safety Kingsoft Cloud strictly complies with laws and regulations related to occupational health and safety such as the Labor Law of the People’s Republic of China, the Production Safety Law of the People’s Republic of China, the Law of the People’s Republic of China on the Prevention and Control of Occupational Diseases, and the Fire Protection Law of the People’s Republic of China. We also follow the policies formulated by Kingsoft Corporation, including the Management Policy for Office Environment of Kingsoft Software, endeavoring to create a safe and comfortable work environment for our employees and protect their health and safety. The Xiaomi Science and Technology Park where our Headquarters is located has passed the certification of ISO 45001 Occupational Health and Safety Management System. We attach great importance to workplace safety, regularly conduct safety inspections, rectify identified safety hazards in a timely manner, and develop contingency plans for emergencies such as equipment failure. We regularly inspect the electrical circuits and relevant equipment in office areas for safety, and do not allow employees to use high-power electrical devices in office areas. At the same time, we conduct annual inspections of the fire extinguishers in the office and organize employees to participate in fire protection training to enhance their ability to respond to fire emergencies. The office area where the Company is located is equipped with medical rooms, physical therapy rooms, and automated external defibrillators (AED). The Company also provides first aid kits on each office floor to guard the health and safety of our employees at all times. In addition, we provide employees with ergonomic office desks and chairs for comfortable working conditions. In practice of the corporate culture of “work happily all the time”, Kingsoft Cloud launched a weight-loss competition for employees this year. Through this activity, we encourage employees to achieve the work-life balance and exercise for a healthy body. Rewards were given to those who actively participate in the activity. Enjoy a “Slim” Summer

About the Report | Statement from the Chairman | About Kingsoft Cloud | Corporate Governance | ESG Strategy | Business Ethics | Responsible Operations | Prioritizing Talent Development | Green Development | Sustainable Supply Chain | Fulfilling the Corporate Responsibility | Appendix
2023 ESG Report | 39

Employee Communication

Kingsoft Cloud continuously improves employee communication and feedback channels. Specifically, we attach importance to employees' opinions and suggestions on the work environment, work content, compensation packages, listen to their truest voices, and give timely feedback. Employees are entitled to report their requests in real name or anonymously through the CEO mailbox, internal control and audit mailbox, supervision mailbox, internal public mailbox, and to communicate directly with the department supervisors or Human Resource Business Partners (HRBP). The relevant departments are responsible for handling these requests and giving feedback in a timely manner in accordance with the Company's policies. In addition, the Company has smooth mutual communication channels that allow employees to express their requests directly to the management through online forums and open executive forums, and the management can also use the forums to listen to employees' opinions and suggestions. For employees who are permanently stationed at the project site, the Company arranges for regular communication with specialists, to understand and properly solve their needs and problems.

Human Resources (HR) Self-Service Desk

The HR Self-service Desk set up by Kingsoft Cloud provides 7*24 self-service consulting services and manual services for employees and assigns the most suitable internal experts to answer employees' questions. With a knowledge base carrying a wealth of HR-related information, the HR Self-service Desk can efficiently answer the questions of employees who come to consult, thereby effectively reducing the manpower investment of the HR Department in answering questions repeatedly.

7*24

self-service consulting services and manual services

The Company conducts an employee engagement survey every three years to understand employee feedback on business, career development opportunities and corporate culture. Based on the results of the employee engagement survey, and fully considering employees' expectations and suggestions for the Company, we take targeted improvement measures in three areas: corporate mission and vision, user-orientation, and talent development.


Channels for Employee Feedback
Department head or HRBP
Engagement survey
Employee Committee
HR Self-service Desk
Internal Control and Internal Audit Department
CEO and supervision mailboxes

The First Employee Committee

This year, Kingsoft Cloud held the First Employee Committee. At the meeting, employee representatives put forward dozens of suggestions for the Company's development, providing important references for the Company's growth. The management participates in the meeting on-site to follow up the valuable suggestions of our employees in a timely and effective manner, thereby motivating employees to express their voices and participate in the construction of the Company.

About the Report | Statement from the Chairman | About Kingsoft Cloud | Corporate Governance | ESG Strategy | Business Ethics | Responsible Operations | Prioritizing Talent Development | Green Development | Sustainable Supply Chain | Fulfilling the Corporate Responsibility | Appendix
2023 ESG Report | 40

Benefits and Care

Kingsoft Cloud provides employees with various forms of corporate benefits on the basis of safeguarding their statutory rights and interests. We care about all employees (including outsourced employees) and their families, as well as interns, to create a warm atmosphere in the workplace.

In accordance with various subsidy policies issued by local governments where we operate, we actively assist employees in applying for subsidies such as talent subsidies, individual income tax subsidies, rental subsidies, and parking subsidies, thereby maximizing the benefits for employees.

Supermarket	Discounts for hotels & restaurants	Free afternoon tea	Shuttle bus	Meal allowance for all employees
	Family Day	Corporate celebration activities	"1024" Programmer Festival	Activities in holidays
	Anniversary care	Team building activities	Birthday care	Gifts in holidays
Healthy life hall	Five mandatory social insurances and housing fund	Medical room/Mother and infant room	Employee supplementary medical insurance	Paid annual leave
	Personal accident insurance	Annual physical examination	Female maternity medical insurance	Medical examination for family members
	Hospitalization insurance for serious illness	Regular medicine kit	Hospitalization insurance for serious illness of family members	
Playground	Badminton Club	Basketball Club	Yoga & Fitness Club	Football Club
	Table Tennis Club	Outdoor Activity & Photography Club	Reading & Movie Club	E-sports Group
	Chess & Board Role-playing Games Group	Billiards Group	Game Group	Gym in the Park
Shopping block	Restaurant	Coffee shop	Milk tea store	Fast food restaurant
	Convenience store	Hair Salon	Bank	

Club Activities

According to the interests of employees, the Company has set up sports, music, photography and other types of clubs, and organized relaxing and enjoyable team projects during clubs' outdoor activities to enhance the friendship between employees and the spirit of teamwork and enable employees to balance work and life as well as enrich their daily life.


不负花期 “樱”你而来


金山伴你行 爱"乒"才会赢

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 41 Employee Compensation System Basic salary Short-term incentives Share options Fixed compensation Long-term incentives Performance-related bonus: annual or semiannual bonuses SUPPORTING EMPLOYEE DEVELOPMENT Compensation and Incentives The Company’s compensation system is based on the principle of the comprehensive compensation management, combined with incentive policies to share the fruits of the Company’s development with employees. Every year, the Company cooperates with third-party professional organizations to conduct an industry-wide compensation study, which helps to review, adjust and optimize the Company’s compensation system. Presentation of exclusive certificates ▼ Through the honor system construction, Kingsoft Cloud cultivates the corporate culture and enhances the sense of value and sense of achievement of our employees. In 2023, we awarded “Golden Pointer” to employees who have outstanding performance in the implementation of corporate culture, offered them exclusive visit study opportunities, and publicized through the Company’s electronic screen posters and culture wall of honor, to inspire all employees with role models to make positive progress, and promote the Company’s development. The “Golden Pointer” Award ▼ Exclusive exchange activities In 2023, the Company updated the value criteria of the compensation system reinforced compensation for employees with outstanding performance, and formulated differentiated compensation strategies based on different job sequences and classes of positions to ensure the market competitiveness of compensation levels. In terms of performance-related bonus, the Company has set targeted performance appraisal indicators for employees with different functions to gain better organizational performance and individual performance. In terms of long-term incentives, the Company has implemented the 2013 Share Option Scheme, the 2013 Share Award Scheme and the 2021 Share Incentive Plan. The employee share option incentive plan has covered approximately 65% of the Company’s employees, including some frontline employees, middle managers, senior managers and members of the Board. Kingsoft Cloud is committed to providing comprehensive support for employees’ growth and development. We have established a fair and competitive system of compensation and incentives for our employees, and continuously improve the talent training system and career development path to support them in achieving their career goals and individual values.

About the Report | Statement from the Chairman | About Kingsoft Cloud | Corporate Governance | ESG Strategy | Business Ethics | Responsible Operations | Prioritizing Talent Development | Green Development | Sustainable Supply Chain | Fulfilling the Corporate Responsibility | Appendix
2023 ESG Report | 42

Performance Management

We uphold a goal-oriented performance management system that evaluates employees' performance in a fair and transparent manner through goal setting, performance evaluation and performance feedback, in order to promote the realization of corporate goals and individual performance objectives.

Goal setting

- Performance evaluation goals are set for employees every six months;
- Superiors review whether the employee performance goal setting is reasonable, during which they communicate with employees on goals and reach a consensus therewith;

Performance evaluation

- Employee performance evaluation is conducted once a year;
- Employees summarize and self-assess their achievement of goals and performance results within the evaluation period;
- Direct leaders and senior leaders evaluate the employee performance, and the Human Resources Department organizes performance alignment and conducts performance evaluation of employees;

Performance feedback

- Results of employee performance are published. Direct superiors communicate with employees on a one-to-one basis;
- If employees have any objection to the evaluation results, we provide the official channels for appeal and handle it fairly and transparently in accordance with relevant procedures;


Wellness Health & Safety
Workforce Planning
Talent Sourcing
Talent Acquisition
Onboarding& Engagement
Performance & Lifetime Value
HR
Talent Retention

Career Development

The Company offers employees a "dual career development path" with "professional development" and "management development", and states clear career requirements and qualifications for corresponding classes of positions to create a fair and just promotion environment. Employees can achieve their career aspirations within the "path", or choose "cross-channel" horizontal development opportunities to obtain broader development opportunities. In addition, the Company has created an internal talent marketspace through the "Rotation Program" to provide employees with internal transfer opportunities, helping them find development opportunities.


Dual career development path
Professional development
Management development
"Cross-channel" horizontal development opportunities

Dual Career Development Path

About the Report | Statement from the Chairman | About Kingsoft Cloud | Corporate Governance | ESG Strategy | Business Ethics | Responsible Operations | Prioritizing Talent Development | Green Development | Sustainable Supply Chain | Fulfilling the Corporate Responsibility | Appendix

2023 ESG Report | 43

Talent Cultivation

The Company attaches great importance to employee cultivation. We conduct targeted empowerment training for employees in different business lines and growth stages to enhance their skills in all aspects.

The Company provides employees with a wide range of online and offline training courses. To facilitate employees' learning, the Company has established a "Kingsoft Cloud Maiduo Learning Platform" that integrates learning resources and activities. To date, we have prepared and offered access to over 100 original business courses, contributing to employees' self-learning and growth.

Kingsoft Cloud's Employee Training System

Training Module	Program	Trainees	Training Content
Management training	• EMBA for senior managers	• Senior managers	• Attended EMBA courses, strategy discussion and target decomposition and other meetings, with 30-40 participants in 2023
	• Middle Manager Development Program	• Middle managers	• Conducted quarterly leadership skills training including strategic management, communication skills, performance management, team management, and human resource management, with more than 100 participants in 2023
	• Frontline Manager Development Program	• First-line managers	• Participated in courses on performance management and communication skills, with more than 100 participants in 2023
	• New Manager Training Camp	• New managers	• Assisted work adaptation through courses on communication management, recruitment management, performance management, team management, etc.
	• Departmental Training	• All managers	• Targeted team integration projects, management improvement projects, etc.
New employee training	• "Start from Cloud" – New employee training	• New employees	• A customized "three-level training" talent cultivation path of 1.5-3 years, through corporate training, departmental training and career mentor training, helping talents to quickly adapt to work content and fit into the corporate culture
	• Lingyun Project	• Campus recruits	• A 3-year training, aiming to promote the all-round growth of the campus recruits in the knowledge level, vocational skills and practical ability by providing the training on general and professional skills and developing phased career development plans
Professional training	• "What you should know about Kingsoft Cloud"	• All staff	• Company and department introduction, industry analysis, knowledge of products, company policies and internal procedures etc.
	• Product manager training	• Product managers	• Market analysis, product architecture design, product function design, advertising and roadshow guidelines, etc.
	• Sector-specific training	• Product R&D Team	• Insight and artificial intelligence related trainings
		• Solutions Team	• External Insight related trainings
		• Business-related positions	• Professional skills such as financial knowledge, sales skills training, etc.
Knowledge database	• Online open courses	• All staff	• Open online course on cloud technology, products, general knowledge, etc.

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 44 In addition to the internal training system, the Company supports employees in improving their academic and operational skills. We encourage employees to obtain external professional and vocational certifications, and reward eligible employees. In 2023, our employees obtained more than 290 qualification certificates with the Company’s policy support and bonus incentives. This year, Kingsoft Cloud launched the “Qingyun Project” to cultivate excellent young employees into future leaders. Through training and coaching, practice projects, planning for career development paths and other ways, we identify high-potential talents and promote the leadership development of young employees, thus strengthening the talent pool. In 2023, Kingsoft Cloud conducted joint learning with the School of Software Engineering, Huazhong University of Science and Technology (HUST). Kingsoft Cloud senior engineer provided course training for Kingsoft Cloud employees and HUST students, while introducing learning resources from the university to help employees enrich their professional knowledge and expand their horizons. In order to create an organizational culture of pursuing learning, Kingsoft Cloud conducted the “Alchemy” training series. In 2023, we conducted 10 sessions of “Alchemy” training. Based on the customer feedback, we have organized training courses on methodology learning, peer case study, development trend analysis, and practice sharing to further enhance the expertise of our employees. Qingyun Project Industry-Academia Cooperation Training “Alchemy” Training Sessions

About the Report | Statement from the Chairman | About Kingsoft Cloud | Corporate Governance | ESG Strategy | Business Ethics | Responsible Operations | Prioritizing Talent Development | Green Development | Sustainable Supply Chain | Fulfilling the Corporate Responsibility | Appendix
2023 ESG Report | 45

HUMAN RESOURCES STATISTICS

Indicator[1]		Unit	2023 Data
Number of employees by employment type	Full-time	Person	10,493
	Other categories[2]	Person	529
Number of employees by gender	Male	Person	6,923
	Female	Person	3,570
Number of employees by age group	Under 30 years old	Person	6,278
	Between 30 and 50 years old	Person	4,184
	Over 50 years old	Person	31
Number of employees by geographical region	The Mainland of China	Person	10,473
	Hong Kong, Macao and Taiwan of China	Person	3
	International (outside China)	Person	17
Total turnover rate[3]		%	5.32
Employee turnover rate by gender	Male	%	5.05
	Female	%	5.84
Employee turnover rate by age group	Under 30 years old	%	4.73
	Between 30 and 50 years old	%	6.38
	Over 50 years old	%	4.08
Employee turnover rate by geographical region	The Mainland of China	%	5.30
	Hong Kong, Macao and Taiwan of China	%	16.67
	International (outside China)	%	12.50

Note:

(1) Statistics based on employee type such as gender, age, and region include only full-time employees.

(2) Other categories include outsourced employees, interns, and employees under labor contract.

(3) Employee turnover rate = number of employee who resigned voluntarily during the reporting period/(the number of employees departure during the reporting period + the number of employees at the end of the reporting period).

Indicator		Unit	2023 Data
Percentage of employees trained by gender	Male	%	91.28
	Female	%	84.68
Percentage of employees trained by management level	Management	%	96.51
	Non-management	%	88.60
Average training hours of employees		Hour	16.88
Average training hours of employees by gender	Male	Hour	22.15
	Female	Hour	7.45
Average training hours of employees by management level	Management	Hour	50.95
	Non-management	Hour	15.47

Indicator	Unit	Data
Number of work-related fatalities in 2021	Person	0
Number of work-related fatalities in 2022	Person	0
Number of work-related fatalities in 2023	Person	0
The number of working days lost due to work injuries in 2023[1]	Days	96

Note:

(1) The number of working days lost due to work injuries are from the recovery periods we offered to injured employees for the injury from traffic accidents.

Green Development Kingsoft Cloud strictly complies with laws and regulations related to environmental protection, such as the Environmental Protection Law of the People’s Republic of China, the Energy Conservation Law of the People’s Republic of China, and the Law of the People’s Republic of China on the Prevention and Control of Environmental Pollution by Solid Wastes, and actively responds to the national “3060” Dual-Carbon goals, and fulfills its commitment to green operations with actions. We pay close attention to climate change, strengthen the identification and governance of climate-related risks, continuously optimize the carbon emission management system, and incorporate green concepts into the daily operation of our data centers and office buildings, so as to promote the Company’s low-carbon transformation and contribute to the green development of the economy through multiple approaches. 06 Applicable SDGs: About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 46

About the Report | Statement from the Chairman | About Kingsoft Cloud | Corporate Governance | ESG Strategy | Business Ethics | Responsible Operations | Prioritizing Talent Development | **Green Development** | Sustainable Supply Chain | Fulfilling the Corporate Responsibility | Appendix
2023 ESG Report | 47

ADDRESSING CLIMATE CHANGE

Kingsoft Cloud attach great importance to climate change risks and opportunities, and proactively identifies climate change factors that will have certain impacts on the Company's operations. Kingsoft Cloud have developed a series of strategies and measures to address climate risks and opportunities in accordance with the actual circumstances, to guarantee the Company's green, low-carbon and sustainable development.

Physical risks

Acute risks

Sustained increase in the frequency and intensity of extreme weather events such as heavy rainstorms, floods, typhoons and heat waves

Impacts

- Extreme weather may impact the constant temperature and humidity of server rooms, shortening the life of the equipment in server rooms and seriously affecting the safe and stable operation and business continuity of data centers
- Assets and equipment, such as data center facilities and offices, suffer direct physical damage, increasing maintenance costs
- Employees, customers, or business partners are more exposed to safety risks, and business operations may be disrupted

Responses

- Set up extreme weather emergency operation procedures (such as EOP[9]) covering data centers and office area, and develop standardized response measures and mechanisms before, during and after the event. Meanwhile, carry out regular emergency training and drills on a daily basis to improve the data center's flood and typhoon emergency response capabilities in all aspects
- Fully consider geographic location and local natural conditions when selecting sites for owned and leased assets and equipment, such as data centers and office buildings, so as to minimize the impact of extreme weather on the operational stability of data centers
- Focus on the health and safety of our employees, establish emergency plans for extreme weather, reduce employee outdoor activities during extreme weather, and provide employees with protective equipment

Chronic risks

Increase in average temperature

Impacts

- Increase in average temperature may reduce the efficiency of data center cooling systems and increase the energy consumption for cooling, leading to unstable operations and higher operating costs
- Global warming and drought trends may lead to water shortages at data centers and office locations

Responses

- Continuously improve the data center climate change tracking and early warning mechanisms, and conduct thematic studies on environmental impact to reduce the impact of climate risks on the data center operational stability
- When selecting sites for data centers and offices, identify and asses the regional water supply pressure, and appropriately design the site layout. Meanwhile, improve the water management system, strengthen employees' awareness of water conservation, and post signs to remind employees to conserve water
- Continuously increase investment in R&D to actively develop water-free cooling technology, and optimize the server room cooling system through technological upgrades to improve cooling efficiency

Sea level rise

Impacts

- Sea level rise may inundate data centers and office locations in coastal areas, affecting the normal operation of data centers
- Frequent coastal erosion may damage infrastructure such as optical fiber cables, resulting in intermittent or complete disruption of data transmission

Responses

- Comprehensively consider the site layout of data centers and offices in coastal areas based on historical sea level rise data, and reasonably predict potential risks
- Develop emergency response plans for data transmission and communication interruptions and continuously improve the construction of backup optical fiber cables and other infrastructure in data centers and offices

[9] EOP: Emergency Operating Procedures.

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2023 ESG Report | 48

Transition risks

Policy risks

Stricter requirements of the government and regulatory agencies

Impacts

Higher low-carbon development requirements for data center construction specifications and operational standards under the national "Dual-Carbon" strategy may increase the costs of data center construction and new technology development

Increasingly stringent power restriction policies, carbon emission-related laws and regulations, regulatory policies, and mandatory carbon trading policies may increase operational compliance costs of Kingsoft Cloud, which in turn may affect the normal operation of the data centers

Responses

Actively respond to national low-carbon emission policies to increase the proportion of clean energy use and ensure the compliant operation of data centers

Closely follow the climate change-related laws, regulations and policy requirements of the location where the data center operates to update the data center management specifications in a timely manner. Meanwhile, optimize the data center construction and operation plan with strict reference to national and industry standards

Pay attention to the energy consumption management of data centers and offices, and adopt more stringent energy use management measures, such as the establishment of an energy consumption assessment and risk warning mechanism

Technology risks

Technological development and application

Impacts

With the rapid development of low-carbon technologies such as energy storage and cold storage, failure to identify and apply emerging technologies may exacerbate the impact of climate change risks, and make the Company fall behind its competitors, thus reducing the overall revenue and increasing the pressure of competition

Responses

Continuously increase investment in R&D, expand the technical team and strengthen the intelligent information technology construction of data centers

Actively adopt advanced technologies such as heat dissipation by liquid cooling and waste heat recovery, and constantly explore the possibility of technological progress

Market risks

Operating costs

Impacts

Climate change, the transition to renewable energy and requirements for suppliers' climate performance may lead to higher costs for suppliers, and indirectly, to higher procurement costs for the Company

Climate change may lead to fluctuations in energy prices and the global energy transition may lead to changes in fuel costs and electricity mix. If the Company is unable to shift to a low-carbon energy mix, it may be exposed to international energy price volatility, resulting in higher operating costs

Responses

Assess the climate risks faced by suppliers and actively seek suppliers that are less vulnerable to climate change and more technologically mature

Provide support such as resources and training to suppliers to help them achieve a low carbon transformation quickly

Actively seek alternative energy sources and adopt a diverse, low-carbon energy mix to reasonably reduce operating costs

Market preference

Impacts

As public awareness of green consumption increases, green and low-carbon service providers are favored by customers, and this shift in market preference may affect the marketing of our core business. Therefore, revenues and market share may decline if we fail to meet market demand for low-carbon services

Responses

Make timely adjustments to respond to market demand for low carbon services, and establish efficient communication and feedback mechanisms to understand customers' business requirements, promoting the construction of low carbon data centers

Reputation risks

Investment philosophy transformation

Impacts

As global investor interest in climate change issues grows, delays in response or lack of information transparency may damage corporate reputations, undermine investor confidence, and have repercussions for corporate earnings, agency rating results and public credibility

Responses

Establish an effective risk assessment system and model to regularly assess the impact of climate change-related issues on Kingsoft Cloud's reputation

Improve the information disclosure mechanism to enhance the transparency of information, and actively respond to the concerns of investors, customers and other stakeholders about Kingsoft Cloud's climate issues. Timely publish Kingsoft Cloud's climate-related targets and work progress in communication channels, such as the Company's official website, WeChat public account, and offline channels

Enhance the monitoring of public opinion on climate risk-related matters, respond to stakeholders' climate concerns in a timely manner, and take rapid action

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 49 Responses Responses Description of opportunity Description of opportunity Adopt advanced green construction technologies in the construction of data centers Actively promote the installation of photovoltaic power generation equipment and increasing the use of clean energy in the operation of data centers and office buildings in conjunction with other parties Providing customers with products and services that are in line with their green and low-carbon preferences and helping them achieve carbon neutrality in the value chain could increase our market share New technologies provide us with more low-cost options in the use of renewable energy, energy saving, emission reduction, and other aspects, helping to further reduce carbon emissions while lowering operating costs Rationalize the allocation of resources to create low-carbon products and services and provide customers with choices of low-carbon products and services Opportunities Technology Product and service GREEN DATA CENTER The greenhouse gas emissions of Kingsoft Cloud are mainly from data centers. We comply with policy requirements such as the Plan for Implementing the Requirements of Carbon Peak and Carbon Neutrality Targets to Promote the Green and High-Quality Development of Data Centers and New Infrastructure such as 5G, formulated internal systems such as the IDC Project Design Management Measures and the IDC Project Quality Management Measures , and continuously promote the green and efficient development of data centers in the stages of planning, design, and operation by adopting the green technology and equipment, green operation and maintenance management, as well as other means. Based on the operation situation of the self-built data centers, we have set targets for energy use and water use, put forward PUE requirements for the leased data centers, and incorporated PUE and other relevant indicators into the performance assessment for all employees of data centers. Environmental Targets and Requirements Self-built Data Centers • PUE and WUE Targets of Yizhuang Data Center: Targets in 2023 Progress in 2023 Targets in 2024 Annual average PUE Not higher than 1.365 1.362 (Achieved) Not higher than 1.355 Annual average WUE Not higher than 2.01 1.98 (Achieved) Not higher than 1.95 • PUE and WUE Targets of Tianjin Yixianyuan Data Center: Targets in 2023 Progress in 2023 Targets in 2024 Annual average PUE Not higher than 1.40 1.379 (Achieved) Not higher than 1.350 Annual average WUE Not higher than 2.06 2.01 (Achieved) Not higher than 1.95 Leased Data Centers We prioritize environmentally friendly data centers and have PUE requirements for leased data centers, for example: For Changshu GLP Data Center: not higher than 1.36

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2023 ESG Report | 50

Planning and Location Selection

We follow the green building standards such as the *Code for Design of Data Centers* (GB50174-2017), the *Energy Conservation Design Standards for Public Buildings*, and the *Evaluation Standards for Green Data Centers*, and regarding planning and construction, we uphold the concept of "not damaging the regional ecology" in the planning, design and construction stages of data centers, so as to build green data centers from the source.

During location selection, we comprehensively consider business needs, local energy distribution and temperature conditions, and prioritize areas with sufficient green energy such as wind and solar energy, which effectively reduces fossil fuel consumption in the operation of data centers and thus reducing the environmental impacts of operational activities. We highly value local temperature suitability and prioritize areas where natural cooling technologies can be applied to reduce energy consumption.

Prior to the construction of data centers, we file and obtain relevant approvals in accordance with the *Law of the People's Republic of China on Environmental Impact Assessment*. During the construction, we promote green and civilized construction with high standards and strict requirements, and strictly abide by the relevant requirements, such as the *United Nations Convention on Biological Diversity*, to avoid or minimize the impact of data center construction on biodiversity.



Kingsoft Cloud (Tianjin) Yixianyuan Cloud Computing Data Center was awarded the title of "Carbon Neutral Data Center Innovator" by the Ministry of Industry and Information Technology in the assessment of low carbon rating of data centers. Kingsoft Cloud Beijing Yizhuang Data Center meets the requirements of the *CQC1312-2017 Data Center Site Infrastructure Certification Technical Specifications* and has obtained the "Data Center Site Infrastructure" certification.


DC TECH
数据中心低碳等级评估
金山云（天津）逸仙园云计算数据中心
碳中和数据中心创新者
AAAA
CAICT
碳中和数据中心创新者
（设计类）
金山云（天津）逸仙园
云计算数据中心

The Title of "Carbon Neutral Data Center Innovator"

We require that leased data centers meet the GB50174-2017 standard and the Uptime Tier III/IV standard, as well as the requirements of the service level agreement. The agreement stipulates that a server room shall be equipped with dual-channel power and water supply equipment, and strictly requires the cumulative time of equipment interruption, equipment air inlet temperature, and relative humidity of the server room. In addition, we require that the leased server rooms have a minimum of 12 hours of water storage in the event of a water outage. Server rooms that do not meet this requirement should have a third-party water supply agreement in place to ensure the normal operation of data centers.

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 51 Green Technology and Equipment Procedure name Content SOP10 Including the dual-channel planned power outage SOP, the diesel generator monthly no-load test and annual load test SOP, and the PDU11 up (down) power SOP EOP Including the EOP of single-channel mains power outage and 10KV system dual-channel mains power outage (diesel generator self-starting), uninterruptible battery failure abnormal EOP, UPS input or output circuit breaker failure EOP, column head cabinet power supply interruption and low-voltage busbar automatic switching failure EOP, and air-conditioning equipment water supply system failure EOP documents; pipe and well pipe leakage EOP newly formulated this year MOP12 Annual infrastructure operation and maintenance operations, training, exercise plans, etc. 10 SOP: Standard Operating Procedure. 11 PDU: Protocol Data Unit. 12 MOP: Method of Procedure. • Rationally deploy IT infrastructure to reduce energy consumption and greenhouse gas emissions per unit of computing power. • Reduce energy waste by choosing energy-efficient IT equipment, such as high-performance Reduced Instruction Set Computers (RISC). • Develop a plan to replace old equipment and phase out inefficient equipment in the existing data centers. IT Equipment In addition, we have established an inspection mechanism to conduct quarterly inspections of all the leased data centers in terms of equipment operating parameters, operating status, personnel management, and review of work records, as well as special inspections based on climatic conditions, the external environment, and other aspects, to identify environmental risks, assist the leased data centers in formulating rectification plans and evaluate the results of the rectification, so as to eliminate operational hazards as much as possible. • Adjust the operation strategy of the refrigeration system, improve the operation efficiency of the refrigeration system and further reduce the PUE of server rooms by using natural cooling sources, increasing the temperature of chilled water supply, and optimizing the operation efficiency of circulating water pumps. In 2023, Kingsoft Cloud Data Centers saved 875,000 kWh of electricity annually. • We recycle the heat generated by equipment in data centers through waste heat recovery and builds a heat recovery unit system to provide winter heating sources for the office area to reduce CO2 emissions by 222 tonnes in 2023. Refrigeration System • Continuously optimize the power distribution system architecture of data centers, prioritize the use of energy-efficient power distribution equipment, reduce power loss of the power distribution system, and improve the power transmission efficiency. • Tianjin Data Center uses solar energy to provide domestic hot water for the park throughout the year, and the annual available heat is about 20 GJ, which is equivalent to the reduction of consuming 0.7 tonnes of standard coal. • Tianjin Data Center plans to lay photovoltaic panels on the roof to provide power for the operation of water pumps, air conditioners and other equipment in the data center, and adopt advanced energy storage technology to reduce the operating costs of the data center. Power Distribution and Supply System Our dynamic environmental monitoring system enables centralized monitoring of server rooms through video monitoring, failure alarm, emergency handling, and recording and processing of relevant data. During the year, we deeply optimized the dynamic environmental monitoring system, added new monitoring sites and reorganized the alarm thresholds to further improve the accuracy and timeliness of the system to identify problems and avoid energy waste caused by equipment failure. In addition, we revised the Emergency Operating Procedure (EOP) to ensure the stable operation of data centers based on the actual situation. Dynamic Environmental Monitoring System We maximize the use of green technology and equipment, and improve the operational efficiency and reduce the energy consumption of data centers by various means such as a dynamic environmental monitoring system. Our patented technologies in cloud server storage, cloud analysis, private cloud deployment, cluster resource management, and other areas have significantly improved the efficiency of utilization of cloud service resources, providing customers with high-quality cloud services while effectively improving resource utilization efficiency.

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 52 Green Operation and Maintenance During the operation of data centers, we clarify the requirements for using energy and resources, and take various measures to reduce the environmental pollution caused by wastewater, waste gas, noise, etc. ● Control the start time of the diesel generator set to reduce the idle time of the generators, and install a water jacket heating controller for the diesel generator set to reduce the number of starts and reduce the diesel consumption without affecting the normal operation. ● Promote the use of green electricity in leased data centers, facilitate the construction of distributed photovoltaics, and assist in the installation of photovoltaic power generation equipment in Shanghai SINNET server room and Pujiang GDS server room, with a total installed photovoltaic power capacity of 350 kW. Within response to the global increase in energy consumption and the diminishing availability resources, we actively heed the national call for energy conservation and emission reduction by strengthening internal energy consumption management, formulating energy regulation and control measures, and promoting refined energy management at data centers. Energy Conservation ● Implement the power rationing and supply guarantee plan by reducing the electricity consumption of non-business equipment and selectively turning off office air conditioning and lighting when necessary. ● Install energy-saving lamps, adopt intelligent lighting control systems, and limit the number of lighting fixtures regularly turned on in specific areas, which expects to save 1 million kWh of electricity consumption annually. ● For the UPS system running at low load, under the premise of ensuring the stable operation of the system, adopt the operation mode that involves withdrawing part of the UPS to minimize system losses while ensuring stable operation, saving more than 1 million kWh of electricity annually. In 2023, Qinghai Smart Dual-Carbon Big Data Centre leased by the Company used more than 1,000 kWh of green power.

We take a variety of measures to effectively manage water use in data centers, and reduce water consumption by recycling and reusing water resources. We use water-saving equipment such as high-efficiency cooling towers and wet film humidifiers to reduce water consumption. We actively carry out rainwater recycling projects and build rainwater collection systems in the Park. We also build rainwater storage tanks and collect rainwater for clean use in the Park, saving 105 tonnes of water annually. Water Resources Management Saving 105 tonnes of water annually In terms of wastewater treatment, data centers generate wastewater primarily from cooling tower cleaning and sewage discharge. This year, to reduce the wastewater discharge of data centers, while meeting the water demand of the refrigeration equipment, we optimized the cooling water discharge control systems of server rooms, ensured precise control of the wastewater discharge according to the water quality indicators, and increased the concentration factor to reduce the wastewater discharge. In addition, to prevent the wastewater from being discharged into the rainwater pipes, we installed temporary drainage pipes for chemically generated sewage during the cooling tower, and discharged it into the municipal sewage pipe after standard treatment. Waste Gas Management Noise Management About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 53 The waste gas generated by data centers is mainly from incomplete combustion of diesel generators. To reduce waste gas emissions, we increase the frequency of cleaning and replacing the filters of generator exhaust systems, and regularly maintain them to ensure the efficiency of waste gas filtration and that waste gas emissions comply with national standards, and minimize the impact of waste gas emissions on the natural environment. The heating, ventilation and refrigeration system components of data centers are potential sources of noise and vibration. To reduce the noise and vibration generated by the electromechanical systems of data centers, we have taken various measures including considering noise indexes and prioritizing low-noise equipment during the procurement, and installing soundproofing and sound-absorbing facilities in server rooms. During the year, we assisted a leased data center with excessive noise levels to conduct an on-site noise assessment, formulated a rectification plan and promoted the implementation by specific measures, thus thoroughly resolved the noise problem. Please refer to the “Low Carbon Office – Waste Management” section of this report for more information on waste disposal in data centers.

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LOW-CARBON OFFICE

Adhering to the concept of low-carbon office, Kingsoft Cloud has formulated internal policies such as *Workplace Environmental Management Policy*. We have taken multiple environmental protection measures such as energy and water conservation and waste management in the office area. Additionally, we actively conduct environmental protection training to enhance our employees' awareness in this regard.

All construction and renovation projects of the Park where our Headquarters is located have passed a two-star level certification of the *Beijing Evaluation Standard for Green Building* and have also obtained Platinum level of Leadership in Energy and Environmental Design (LEED) Certification. In 2022, we set feasible environmental targets based on the operation in our office area. Progress made towards these established targets during the year is outlined in the table below:

Environmental targets	Achievement of environmental targets in 2023
Since 2022 our office areas[13] have achieved 100% garbage classification.	Achieved
Since 2022, 100% harmless disposal of hazardous wastes in our office areas have been conducted by qualified suppliers.	Achieved

Energy and Resource Management

Energy Conservation and Efficiency Enhancement

To further refine the management of energy-consuming equipment, we strictly control the operation of office equipment such as lighting facilities, air conditioning, and elevators, effectively improving energy efficiency while ensuring normal usage.

Lighting facilities

We have introduced inductive lighting technology in our main office areas to achieve automatic lighting. We have designated employees to inspect and switch off lighting facilities in idle office spaces at regular interval. Besides, we reduce the lights in inessential areas, and adjust the time to turn on street and logo lights according to weather conditions.

Air conditioning

We set the parameters of air-conditioning systems, and adjust the running status of fan coils and ventilation equipment properly to reduce energy consumption for the operation of air-conditioning systems. In winter and summer, we maintain a constant temperature, ensuring that the systems run efficiently within specified operating hours tailored to seasonal and working patterns. In addition, we clean filters and screens for the fans and ventilation equipment regularly to improve the operating efficiency of equipment. Moreover, we conduct monthly energy consumption analyses to identify and address any irregularities or excessive energy usage.

Elevator facilities

We schedule the operating hours and adjust the number of elevators available based on peak and off-peak usage patterns.

Other facilities

We utilize renewable energy like air energy and solar power to supply hot water systems in shower and dishwashing areas.



13 The office areas refer to Kingsoft Cloud's offices in Xiaomi Science and Technology Park and the Xiaomi Wuhan headquarters office area. Among them, the Kingsoft Cloud's Wuhan office area has been operational since March 2023.

Paper Conservation The Company advocates paperless office internally and externally. Internally, we employ an electronic document management system to process and store files, enabling employees to easily upload, access, and share documents while reducing paper consumption. Furthermore, we encourage printing on both sides and re-utilization of wastepaper for draft paper or secondary printing. In terms of external compliance, we have pledged to distribute relevant corporate documents to shareholders electronically since December 31, 2023 in accordance with the Rule 2.07A of the Hong Kong Listing Rules and the Company’s Articles of Association. Besides, printed copies will only be sent out upon shareholders’ specific requests. Water Conservation When it comes to wastewater treatment, we treat wastewater generated in office areas through sedimentation and separation to meet national standards, and then discharge wastewater to the municipal sewage network. We also install water-saving equipment, and regular inspect sanitary appliances and valves in the office areas to reduce the waste of water resources caused by dripping and leakage. The Headquarter adjusts water pressure in the office according to the water conservation requirements of the Park so as to reduce the water flow of sanitary appliances in washrooms. Waste Management We ensure that all types of waste are disposed of in full compliance with relevant waste disposal requirements, including the Regulations for the Administration of the Recovery and Disposal of Waste Electric and Electronic Products and the Beijing Municipal Regulations on the Management of Domestic Garbage, and our internal policies such as the Kingsoft Cloud IT Property Management Policy. Garbage Classification We set garbage classification bins on every floor in our office areas, and conduct waste sorting training for employees and sanitation workers. Additionally, the personnel at the property’s waste recycling station conduct a secondary classification. The kitchen garbage from the canteen is uniformly handled by professional staff from the canteen. Electronic Wastes We maintain discarded equipment and components from our Data Centers, and hand them over to the office upon successful testing to extend their service life. For equipment and components that cannot be reused, we dismantle them to recover any usable parts for recycling. Any discarded electronic equipment that cannot be recycled is disposed by qualified suppliers specializing in recycling. Hazardous Wastes The key hazardous wastes generated by our operation include used toner and ink cartridges and used lead-acid batteries from Data Centers. We return used toner and ink cartridges to their manufacturers for unified handling and engage qualified third-parties to dispose of used lead-acid batteries in a 100% environmentally friendly and compliant manner. Green Concept Advocating The Company has taken various measures to promote the concept of environmental protection and encourage employees to pursue a green lifestyle. Through our subscription service and promotional posters, we regularly disseminate knowledge about energy conservation and waste reduction, enabling employees to incorporate low-carbon practices into their work and daily lives. Additionally, we have posted signs in office areas to remind employees to conserve water and electricity, as well as reduce food waste. About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 55

GHG EMISSIONS INVENTORY This year, we used the GHG Protocol: Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011 Edition) developed by World Resources Institute and the World Business Council For Sustainable Development to undertake inventory of Scope 3 greenhouse gas emissions. Scope 1, 0.03% Scope 2, 30.66% Scope 3, 69.31% Capital goods, 34.60% Fuel- and energy-related activities not included in Scope 1 or Scope 2, 0.60% Employee commuting, 2.93% Business travel, 0.56% Purchased goods and services, 61.31% GHG emissions (Scope 1, 2 and 3) Scope 3 GHG emissions14 14 For the five scope 3 GHG emission categories that were verified and disclosed for the first time, we comprehensively assessed and verified the data quality of each category, and included them in the scope of statistics if measured values were available and specific activities or business services could be identified; in the absence of measured values, the calculation was completed through scientifically sound estimation methods. In the future, with the enhancement of the quality of the underlying data for the five Scope 3 GHG emission categories, the coverage and accuracy of the data will be further improved. About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 56 This year, based on the results of the third-party carbon emission inventory in combination with our past carbon reduction practices, we set actionable greenhouse gas reduction targets to further promote the company’s low-carbon development. Kingsoft Could pledges to reach carbon neutrality across operation by 2050.

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ENVIRONMENTAL STATISTICS

Indicator	Unit	2022 Data	2023 Data
Total comprehensive energy consumption[(1)]	MWh	50,637.58	82,274.99[(2)]
Direct energy consumption	MWh	209.37	258.21
Indirect energy consumption	MWh	50,428.21	82,016.78
Total energy consumption per unit of revenue	MWh/RMB Million	6.19	11.67
Running water consumption[(3)]	Tonne	132,785.40	147,188.78
Running water consumption per unit of revenue	Tonne/RMB Million	16.23	20.89

Indicator	Unit	2022 Data	2023 Data
Total GHG emissions[(1)] (Scope 1 and 2)[(2)]	tCO_2e	35,850.34	59,007.89[(3)]
Scope 1 GHG emissions	tCO_2e	53.43	66.57
Scope 2 GHG emissions	tCO_2e	35,796.91	58,941.32
Scope 3 GHG emissions	tCO_2e	–	133,245.19
Including: Purchased goods and services	tCO_2e	–	81,695.21
Capital goods	tCO_2e	–	46,103.44
Employee commuting	tCO_2e	–	3,898.23
Business travel	tCO_2e	–	743.04
Fuel – and energy – related activities not included in Scope 1 or Scope 2	tCO_2e	–	805.27
Total GHG emissions per unit of revenue (Scope 1 and 2)	tCO_2e/RMB Million	4.38	8.37
Non-hazardous waste	Tonne	329.54	426.75
Non-hazardous waste per unit of revenue	Tonne/RMB Million	0.04	0.06
Hazardous waste	Tonne	0.897	0.049
Hazardous waste per unit of revenue	Tonne/RMB Million	0.0001	0.000007
Compliance disposal rate of hazardous waste	%	100	100

Note:

(1) The total amount of comprehensive energy consumption is calculated according to the conversion factors set out in the *General Rules for Calculation of Comprehensive Energy Consumption*, the national standard of the People's Republic of China. Direct energy consumption arises from the consumption of diesel and gasoline during Kingsoft Cloud's operation. Indirect energy consumption arises from the consumption of purchased electricity during Kingsoft Cloud's operation. The revenue used to calculate the density is aligned with our *2023 Annual Report*.

(2) The increase in total energy consumption in 2023 was mainly due to the gradual commissioning of the Tianjin Data Center since mid-2022 and its operation throughout 2023.

(3) Kingsoft Cloud uses municipal tap water as its water source, and in terms of water usage, the Company did not encounter any problems in obtaining water sources in 2023.

Note:

(1) Kingsoft Cloud's GHG inventory includes carbon dioxide, methane and nitrous oxide arising mainly from electricity generated by burning fossil fuels and the direct burning of diesel and gasoline. GHG emissions data is presented in carbon dioxide equivalent, and the calculation is based on the *2021 Baseline Emission Factors for Regional Power Grids in China* issued by the Ministry of Ecology and Environment of the People's Republic of China, and the *2006 IPCC Guidelines for National Greenhouse Gas Inventories (2019 Edition)* issued by the Intergovernmental Panel on Climate Change (IPCC).

(2) Scope 1 GHGs: covers GHG emissions from gasoline and diesel fuel consumed by the Company's operations; Scope 2 GHGs: covers GHG emissions from electricity consumed by the Company (purchased or obtained); Scope 3 GHGs: covers other GHG emissions from purchased goods and services, capital goods, employee commuting, business travel, fuel – and energy-related activities not included in Scope 1 or Scope 2.

(3) The increase in total GHG emissions in 2023 was mainly due to the gradual commissioning of the Tianjin Data Center since mid-2022 and its operation throughout 2023.

Sustainable Supply Chain Kingsoft Cloud and suppliers are committed to upholding the principles of fairness, integrity, mutual prosperity, and transparency. We continue to optimize the full lifecycle management for suppliers, expand the coverage of responsible procurement, and empower suppliers with our advanced ESG concepts and outstanding ESG practices to drive sustainable development in the supply chain. 07 Applicable SDGs: About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 58

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SUPPLIER MANAGEMENT REQUIREMENTS

Guided by the *Universal Declaration of Human Rights* and the *ILO Declaration on Fundamental Principles and Rights at Work*, and following the *UN Guiding Principles for Business and Human Rights*, Kingsoft Cloud has formulated the Human Rights Policy of Kingsoft Cloud based on the corporate situation, and demonstrated a zero tolerance attitude to supplier violations of human rights. We explicitly require suppliers to comply with the following principles as a condition of cooperating with us:

1 Prohibit the use of child labor and forced labor

2 Eliminate unlawful discrimination to ensure equalization of job opportunities

3 Provide a safe and healthy working environment for employees

To further reduce ESG risks in the supply chain, the Company's supplier contracts incorporate clauses of anti-corruption, information security, intellectual property protection, etc. The Company requires suppliers to sign the *Supplier Code of Conduct*, *Cooperation Commitment Letter*, *Supplier Instructions* and other relevant documents, and promise that they will strictly comply with the relevant requirements of Kingsoft Cloud. In 2023, the percentage of suppliers that comply with the relevant management policies reached 100%.

The percentage of suppliers that comply with the relevant management policies reached

100%



SUPPLIER FULL LIFECYCLE MANAGEMENT

Kingsoft Cloud implements full lifecycle management of the supplier entry, evaluation, exit, and other processes, with an aim to promptly and accurately stay updated on supplier changes and further ensure the stability of the supply chain. The Company has formulated the *Supplier Performance Evaluation Specifications*, the *Measures for Procurement*, the *Measures for Bid Invitation*, and the *Project-based Supplier Management Manual*, and updated the *Supplier Life Cycle Management*. We aim to specify workflows in different procurement stages and ensure that the ESG performance is thoroughly considered during the selection and evaluation of suppliers. The Company internally conducts special training for procurement personnel, focusing on supplier management systems such as supplier entry standards, to enhance the supplier management capabilities. As of December 31, 2023, Kingsoft Cloud had a total of 2,742 suppliers, of which 97.30% were from the Chinese mainland and 2.70% were from other countries and regions.

Indicator		2023
Number of suppliers by regions	Total number of suppliers	2,742
	Chinese mainland	2,668
	Other countries and regions	74


Number of suppliers by regions
Chinese mainland 97.30%
Other countries and regions 2.70%

New Supplier Entry Procedure Kingsoft Cloud requires suppliers to complete the Supplier Qualification Survey Form before admission. The Supply Chain Management, Finance, Legal, and other Departments evaluate suppliers from various aspects such as operational conditions, financial stability, industry qualifications, quality control, and ESG performance. We classified our suppliers into equipment suppliers and service suppliers. Different ESG-related qualification requirements are set for different types of suppliers. Service suppliers are required to provide certification in areas such as occupational health management (e.g., ISO 45001) and information security (e.g., ISO 27001). Equipment suppliers are required to provide certifications in areas such as quality management (e.g., ISO 9001) and energy management (e.g., ISO 50001). The Company also conducts on-site inspections of suppliers’ factory environment, production facilities, staffing and other factors. In addition, we pay attention to the health and safety of suppliers’ employees, while examining key indicators such as employee wages, working hours, and social insurance payments. Suppliers Evaluation and Exit For suppliers entering Kingsoft Cloud’s supplier pool, we require them to strictly comply with applicable laws and regulations. For suppliers that touch Kingsoft Cloud’s red line, like corruption, poor product quality, etc., the Company would immediately terminate cooperation with the supplier. The Company established the Supplier Rating Form to rate different types of suppliers on the dimensions including corporate qualifications, project capabilities, overall costs, and ESG performance. Suppliers are rated from top to bottom as S, A, B, or C level based on their performance. Annual evaluations are conducted for service suppliers, while quarterly or semi-annual evaluations are carried out for equipment suppliers. The Company gives priority to suppliers with higher ratings, provides incentive measures, and establishes exit mechanisms. For suppliers with low ratings, we offer necessary guidance, training, and incentives to help them make timely improvements. Kingsoft Cloud will terminate cooperation with suppliers who are rated C level for two consecutive evaluations. We give priority to those suppliers, and provide incentive measures We offer necessary guidance, training, and incentives to help them make timely improvements Suppliers with Higher Ratings Key ESG Issues in Supplier Assessment: Suppliers with Lower Ratings For service suppliers: Service quality, operation and maintenance qualifications, employee professional certifications, social insurance payment records, etc. For equipment suppliers: Service and product quality, environmental labeling, labor management, employee health and safety, etc. About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 60

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 61 RESPONSIBLE PROCUREMENT Equipment suppliers: Recycling equipment suppliers: Energy saving certificates and environmental label certification are required The waste electrical and electronic equipment treatment qualification is required To further encourage suppliers to produce green products, actively take environmental protection-related measures, and promote the sustainable and low-carbon development of the supply chain, the Company provides incentive measures such as “advanced payment” based on the actual situation. Conflict Minerals Management The Company has formulated internal policies for managing conflict minerals with respect to human rights and the environment to guarantee the responsible procurement of all raw materials. We are committed to avoiding the use of conflict minerals that directly or indirectly fund local armed groups and to taking necessary measures to trace the sources of conflict minerals in our products. In addition, we include conflict minerals clauses in our contracts with suppliers, and suppliers that fail to comply with relevant requirements will face penalties including suspension or termination of the partnership. Conflict Materials Management Including conflict minerals clauses in our contracts with suppliers, and suppliers that fail to comply with relevant requirements will face penalties including suspension or termination of the partnership Green Procurement Kingsoft Cloud sets different green qualification requirements for suppliers based on their types. The Company requires equipment suppliers to provide energy saving certificates, environmental label certification and other documents, and requires recycling equipment suppliers to provide waste electrical and electronic equipment treatment qualification. The Company prioritizes cooperation with suppliers that demonstrate outstanding performance in environmental protection.

About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 62 In May 2023, Kingsoft Cloud held an event under the theme “Gathering Together, Shaping the Future” with core partners, introducing the Company’s future industry positioning, organizational adjustments within the supply chain, updated procurement processes, and procurement planning. This event aimed to build new partnerships with suppliers and promote the sustainable development of the supply chain. Strategic Communication with Core Partners SUPPLIER CAPACITY BUILDING Kingsoft Cloud grows together with suppliers and continuously empowers suppliers’ ESG construction by providing targeted resources and assistance. Through on-site visits and supplier exchanges, we engage in discussions focusing on integrity, product quality, and other aspects to jointly build a sustainable supply chain. Supplier Capacity Building Audit and Training For new suppliers and existing suppliers introducing new products, we conduct on-site audits of their factory environment, staffing, and emergency response measures. Based on the results, we provide recommendations for improvement, and schedule regular follow-up visits once or twice a year to monitor improvement progress. We assess and supervise the integrity building of suppliers through on-site visits and inspections. This year, the Company further expanded the scope of supplier visits, conducted on-site surveys and interviews with 32 suppliers, and promoted anti-corruption empowerment training for suppliers. These efforts advanced the prevention and management of integrity risks in the supply chain.

Fulfilling the Corporate Responsibility Kingsoft Cloud actively assumes its corporate responsibility by applying its products, services and technologies to various fields such as healthcare and education. By integrating social responsibility into its products and services, Kingsoft Cloud contributes to industrial upgrading and promotes sustainable social development. In addition, we actively engage in public welfare. With careful consideration of community needs, we are committed to guaranteeing the effective implementation of public welfare resources. 08 Applicable SDGs: About the Report About Kingsoft Cloud Corporate Governance ESG Strategy Business Ethics Responsible Operations Prioritizing Talent Development Green Development Sustainable Supply Chain Fulfilling the Corporate Responsibility Appendix Statement from the Chairman 2023 ESG Report | 63

About the Report | Statement from the Chairman | About Kingsoft Cloud | Corporate Governance | ESG Strategy | Business Ethics | Responsible Operations | Prioritizing Talent Development | Green Development | Sustainable Supply Chain | Fulfilling the Corporate Responsibility | Appendix
2023 ESG Report | 64

CLOUD FOR GOOD

Kingsoft Cloud upholds the corporate value of "Cloud for Good". In the relentless pursuit of technological advancement, Kingsoft Cloud actively contributes to the society by leveraging its cutting-edge technologies. In 2023, Kingsoft Cloud contributed its efforts in healthcare and public service affairs.

Cloud for Healthcare

Jiangsu Image Cloud

In 2023, Kingsoft Cloud assisted the Jiangsu Provincial Government in completing the first phase of construction of the Jiangsu Healthcare Cloud Image Platform (Image Cloud). The platform integrates image data from more than 1,300 hospitals in the province, saving an estimated annual medical image cost of approximately RMB2.4 billion.

"Smart Chibi" Healthcare Service

Kingsoft Cloud assisted the Chibi Municipal Government to build a smart city. This partnership focuses on promoting the "Smart Chibi" project, with an aim to apply advanced technologies in a variety of public service scenarios such as healthcare and education. Kingsoft Cloud launched "Smart Chibi" healthcare service built upon its big data platform. This offering allows citizens to upload medical records and other health information directly to the cloud server in the community. Health records will then be generated for doctors to retrieve medical records and facilitate online diagnosis by medical experts. Appropriate health checks and disease prevention knowledge will also be automatically recommended to patients. The "Smart Healthcare" project makes it easier for patients to consult with doctors and provides access to better healthcare resources.

Kunshan Strategic Cooperation

In 2023, Kingsoft Cloud signed a strategic cooperation framework agreement with the Kunshan Municipal Health Commission. This agreement solidifies a strong partnership between the two parties, focusing on investments and the construction of a digital healthcare cloud. It also involves open operation of public data elements and the establishment of healthcare industry cluster. This cooperation aims to support the digital transformation of Kunshan's healthcare industry and promote the development of the city's digital economy and healthcare industry.


昆山
金山云
昆山市政府 | 金山云
战略合作签约仪式
2023年12月15日

Cloud for Public Service Affairs

Based on our technical practices over years, Kingsoft Cloud builds a secure, reliable and unique solution system in this field. Relying on cloud computing, big data, AI and other cutting-edge technologies, our Public Service Cloud is equipped with innovative service capabilities to streamline the process of public affairs, ensure safety, improve efficiency and save costs, driving the digital transformation of the public service agencies.

Kingsoft Cloud was included in the partner list of the second batch of the "Beijing General Artificial Intelligence Industry Innovation Partner Program". Efforts will be made to facilitate the development and application of the AI industry in Beijing, promote the innovation and application of large language model, and drive the development of the AI industry and the digital transformation of public services organizations and enterprises.

Based on Kingsoft Cloud Galaxy Stack, we have been providing cloud services for Beijing Municipal Government Public Service Cloud for 9 consecutive years, and brings its achievements and experience to Hubei, Shandong, Anhui and other provinces.

As one of the Public Service Cloud providers of Zhuhai Municipal Government, Kingsoft Cloud supports the development of the "Province-Wide Cloud" architecture in Guangdong Province, contributing to the development of Public Service Cloud and government network in Guangdong.

Kingsoft Cloud has completed the development of the specific cloud service for state-owned enterprises in Rizhao City, as the sole cloud service provider for this project. In this role, Kingsoft Cloud is responsible for providing cloud environment services and building data security infrastructure. These efforts aim to promote the digital, networked and intelligent transformation and upgrading of state-owned enterprises in Rizhao City.

About the Report | Statement from the Chairman | About Kingsoft Cloud | Corporate Governance | ESG Strategy | Business Ethics | Responsible Operations | Prioritizing Talent Development | Green Development | Sustainable Supply Chain | Fulfilling the Corporate Responsibility | Appendix
2023 ESG Report | 65

"Smart Chibi" Project

- **Digital Governance**

Kingsoft Cloud helps the Chibi Municipal Government to build a "city brain" data center. At present, nearly 900 catalogues of various types of public service data have been formed, and 15 basic and thematic databases have been established, providing strong data support for a range of public service affairs. In addition, Kingsoft Cloud contributes to the Chibi Municipal Government's "Internet+" public services. This collaboration aims to create an online and offline public service model that integrates social insurance, transportation, employment, housing, education, investment and other areas.

- **Digital Tea Garden**

Kingsoft Cloud, in collaboration with the Chibi Agriculture and Rural Affairs Bureau and other departments, has initiated a pilot project - "Digital Tea Garden". This project, focusing on the three sections of "digital tea garden, digital tea market, and digital tea management", involves the implementation of digital tea production full-cycle management systems, which includes a big data application system, an Internet of Things (IoT) intelligent monitoring system, an energy consumption monitoring system, and a tea garden VR display system. By setting up a credit system and developing a robust risk control system based on the platform data, Kingsoft Cloud successfully established an efficient and safe supply chain financial service platform for tea trading. The "Digital Tea Garden" project has created jobs for more than 30,000 people and increased the income of 5,000 tea farmers.

Kingsoft Cloud firmly supports the digital, intelligent and innovative development of Chibi City by actively engaging in "Smart Chibi" project. This year, "Kingsoft Cloud-Chibi Smart City Project" was awarded the "2023 Best Smart City Solution" in the field of public service affairs by China Internet Weekly.


2023（第二十一届）中国互联网经济论坛
政务
金山云赤壁智慧城市项目
2023年度最佳智慧城市解决方案
德本咨询（DBC）
互联网周刊（CIW）
中国社会科学院信息化研究中心（CIS）
eNet研究院
二零二三年十二月二十日

PUBLIC WELFARE AND CHARITY

With a steadfast commitment to giving back to the society, Kingsoft Cloud has been actively engaged in community public welfare and charity. In 2023, Kingsoft Foundation (hereinafter "the Foundation") was formally established. Kingsoft Cloud plays an important role in the Foundation by participating in the development of the Foundation's project plans and strategic directions, coordinating and organizing the Company's various public welfare and charity activities, to encourage employees to actively participate in the public welfare.

In June 2023, we participated in the "Public Welfare Activity on June 1" initiated by the Foundation, sending our holiday wishes to four primary schools in Xiaojin County, Aba Tibetan and Qiang Autonomous Prefecture, Sichuan Province, and donating technological products such as laptops and study stationary to children in these schools.

About the Report | Statement from the Chairman | About Kingsoft Cloud | Corporate Governance | ESG Strategy | Business Ethics | Responsible Operations | Prioritizing Talent Development | Green Development | Sustainable Supply Chain | Fulfilling the Corporate Responsibility | Appendix
2023 ESG Report | 66

Appendix

HKEX ESG REPORTING GUIDE

Mandatory Disclosure Requirements	Chapter
Governance Structure	
A statement from the board containing the following elements: (i) a disclosure of the board's oversight of ESG issues; (ii) the board's ESG management approach and strategy, including the process used to evaluate, prioritize and manage material ESG-related issues (including risks to the issuer's businesses); and (iii) how the board reviews progress made against ESG-related goals and targets with an explanation of how they relate to the issuer's businesses.	ESG Strategy Statement of the Board
Reporting Principles	
A description of, or an explanation on, the application of the following Reporting Principles in the preparation of the ESG report: **Materiality:** The ESG report should disclose: (i) the process to identify and the criteria for the selection of material ESG factors; (ii) if a stakeholder engagement is conducted, a description of significant stakeholders identified, and the process and results of the issuer's stakeholder engagement. **Quantitative:** Information on the standards, methodologies, assumptions and/or calculation tools used, and source of conversion factors used, for the reporting of emissions/energy consumption (where applicable) should be disclosed. **Consistency:** The issuer should disclose in the ESG report any changes to the methods or KPIs used, or any other relevant factors affecting a meaningful comparison.	About the Report
Reporting Boundary	
A narrative explaining the reporting boundaries of the ESG report and describing the process used to identify which entities or operations are included in the ESG report. If there is a change in the scope, the issuer should explain the difference and reason for the change.	About the Report

"Comply or explain" Provisions		
Subject Areas & Aspects		**Chapter**
A Environmental		
A1: Emissions		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and nonhazardous waste.	Green Development Green Data Center Low-carbon Office
KPI A1.1	The types of emissions and respective emissions data.	Green Development Environmental Statistics
KPI A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Green Development Environmental Statistics
KPI A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Green Development Environmental Statistics
KPI A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Green Development Environmental Statistics
KPI A1.5	Description of emissions target(s) set and steps taken to achieve them.	Green Development Green Data Center Low-carbon Office GHG Emissions Inventory
KPI A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Green Development Low-carbon Office

About the Report | Statement from the Chairman | About Kingsoft Cloud | Corporate Governance | ESG Strategy | Business Ethics | Responsible Operations | Prioritizing Talent Development | Green Development | Sustainable Supply Chain | Fulfilling the Corporate Responsibility | Appendix
2023 ESG Report | 67

"Comply or explain" Provisions		
Subject Areas & Aspects		**Chapter**
A2：Use of Resources		
General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials.	Green Development Green Data Center Low-carbon Office
KPI A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	Green Development Environmental Statistics
KPI A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	Green Development Environmental Statistics
KPI A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	Green Development Green Data Center
KPI A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	Green Development Green Data Center Low-carbon Office
KPI A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	Our operations do not involve the production of physical products, and KPI A2.5 is not applicable
A3：The Environment and Natural Resources		
General Disclosure	Policies on minimizing the issuer's significant impacts on the environment and natural resources.	Green Development Addressing Climate Change Green Data Center Low-carbon Office
KPI A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	
A4：Climate Change		
General Disclosure	Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer.	Green Development Addressing Climate Change
KPI A4.1	Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	

"Comply or explain" Provisions		
Subject Areas & Aspects		**Chapter**
B Social		
Employment and Labor Practices		
B1：Employment		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	Prioritizing Talent Development Creating a Happy Workplace Supporting Employee Development
KPI B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	Prioritizing Talent Development Human Resources Statistics
KPI B1.2	Employee turnover rate by gender, age group and geographical region.	Prioritizing Talent Development Human Resources Statistics
B2：Health and Safety		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	Prioritizing Talent Development Creating a Happy Workplace
KPI B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	Prioritizing Talent Development Human Resources Statistics
KPI B2.2	Lost days due to work injury.	Prioritizing Talent Development Human Resources Statistics
KPI B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	Prioritizing Talent Development Creating a Happy Workplace
B3：Development and Training		
General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	Prioritizing Talent Development Supporting Employee Development
KPI B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	Prioritizing Talent Development Human Resources Statistics
KPI B3.2	The average training hours completed per employee by gender and employee category.	Prioritizing Talent Development Human Resources Statistics

About the Report | Statement from the Chairman | About Kingsoft Cloud | Corporate Governance | ESG Strategy | Business Ethics | Responsible Operations | Prioritizing Talent Development | Green Development | Sustainable Supply Chain | Fulfilling the Corporate Responsibility | Appendix
2023 ESG Report | 68

"Comply or explain" Provisions		
Subject Areas & Aspects		**Chapter**
B4：Labor Standards		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor.	Prioritizing Talent Development Creating a Happy Workplace
KPI B4.1	Description of measures to review employment practices to avoid child and forced labor.	Prioritizing Talent Development Creating a Happy Workplace
KPI B4.2	Description of steps taken to eliminate such practices when discovered.	Prioritizing Talent Development Creating a Happy Workplace
Operating Practices		
B5：Supply Chain Management		
General Disclosure	Policies on managing environmental and social risks of the supply chain.	Sustainable Supply Chain Supplier Management Requirements Supplier Full Lifecycle Management Responsible Procurement Supplier Capacity Building
KPI B5.1	Number of suppliers by geographical region.	Sustainable Supply Chain Supplier Full Lifecycle Management
KPI B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Sustainable Supply Chain Supplier Management Requirements Supplier Full Lifecycle Management
KPI B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Sustainable Supply Chain Supplier Full Lifecycle Management
KPI B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Sustainable Supply Chain Responsible Procurement
B6：Product Responsibility		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	Business Ethics Intellectual Property Management Responsible Operations Product and Service Excellence Data Security and Privacy Protection

"Comply or explain" Provisions		
Subject Areas & Aspects		**Chapter**
KPI B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Our operations do not involve the production of physical products, and KPI A6.1 is not applicable
KPI B6.2	Number of products and service related complaints received and how they are dealt with.	Responsible Operations Product and Service Excellence
KPI B6.3	Description of practices relating to observing and protecting intellectual property rights.	Business Ethics Intellectual Property Management
KPI B6.4	Description of quality assurance process and recall procedures.	Responsible Operations Product and Service Excellence
KPI B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	Responsible Operations Data Security and Privacy Protection
B7：Anti-corruption		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	Business Ethics Integrity
KPI B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Business Ethics Integrity
KPI B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	Business Ethics Integrity
KPI B7.3	Description of anti-corruption training provided to directors and staff.	Business Ethics Integrity
Community		
B8：Community Investment		
General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	Fulfilling the Corporate Responsibility Cloud for Good Public Welfare and Charity
KPI B8.1	Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport).	Fulfilling the Corporate Responsibility Cloud for Good Public Welfare and Charity
KPI B8.2	Resources contributed (e.g. money or time) to the focus area.	Fulfilling the Corporate Responsibility Cloud for Good Public Welfare and Charity

Address: Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District, Beijing, China Postal code: 100085 Email: ksc-ir@kingsoft.com Contact us